Electronic
Sensor
Technology

ANNUAL REPORT

2008

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS

In this annual report, references to the "company," "we," "our," or "us" refers to Electronic Sensor Technology, Inc., a Nevada corporation.

We are engaged in the development, manufacture, and sale of a patented product we call zNose®, a device designed to detect and analyze chemical odors and vapors, or, in another words, an electronic "nose". We believe the zNose® is superior to other electronic "noses" because of its speed, specificity and sensitivity. The zNose® identifies the chemical makeup of any fragrance, vapor or odor. The zNose® does this by creating a visual image of the fragrance, vapor or odor that it detects, so that the user of the zNose® may easily identify the fragrance, vapor or odor.

We believe that our products have broad applications in the homeland security, analytical instrumentation/quality control, and environmental monitoring and detection markets. We are involved in ongoing product research and development efforts in that regard. We have also concentrated our efforts on further product development, testing and proving, and continuing to expand our sales and support organization.

Our executive offices are located at 1077 Business Center Circle, Newbury Park, California 91320 and our telephone number is (805) 480-1994.

HISTORY AND BACKGROUND

Electronic Sensor Technology, Inc. was originally incorporated under the laws of the state of Nevada as Bluestone Ventures Inc. on July 12, 2000. From the date of its incorporation until February 1, 2005, Bluestone Ventures was in the business of acquiring and exploring potential mineral properties in Ontario, Canada. The company's name was changed to "Electronic Sensor Technology, Inc." on January 26, 2005 in connection with the acquisition of two corporations that had together owned Electronic Sensor Technology, L.P. Since the acquisition of Electronic Sensor Technology, L.P., our business has been the development, manufacture and sale of instruments that detect and analyze vapors and odors. The company has abandoned its mining exploration business.

Overview of Past Operations of Electronic Sensor Technology, L.P.

Electronic Sensor Technology, L.P. was formed in 1995 to develop and manufacture, the zNose®, an advanced technology in chemical vapor detection and analysis. In 1999, Electronic Sensor Technology, L.P. completed beta testing of its products and commenced commercial sales to the analytical instrumentation/quality control market as well as the homeland security market.

Electronic Sensor Technology, L.P. Acquisition

On February 1, 2005, pursuant to the terms of an Agreement and Plan of Merger by and among Electronic Sensor Technology, Inc., Amerasia Technology, Inc., holder of approximately 55% of the partnership interests of Electronic Sensor Technology, L.P., L&G Sensor Technology, Inc., holder of approximately 45% of the partnership interests of Electronic Sensor Technology, L.P., Amerasia Acquisition, a wholly-owned subsidiary of Electronic Sensor Technology, Inc., and L&G Acquisition, a wholly-owned subsidiary of Electronic Sensor Technology, Inc., Electronic Sensor Technology, Inc., acquired 100% of the outstanding equity partnership interest of Electronic Sensor Technology, L.P. Under the Agreement and Plan of Merger:

(i) Amerasia Technology merged with and into Amerasia Acquisition such that Amerasia Technology became a wholly-owned subsidiary of Electronic Sensor Technology, Inc.;

(ii) L&G Sensor Technology merged with and into L&G Acquisition such that L&G Sensor Technology became a wholly-owned subsidiary of Electronic Sensor Technology, Inc.;

(iii) as a result of the mergers of (i) and (ii), Electronic Sensor Technology, Inc. indirectly acquired the partnership interests of Electronic Sensor Technology, L.P.; and

(iv) Electronic Sensor Technology, Inc. issued 20,000,000 shares of its common stock to the shareholders of Amerasia Technology and L&G Sensor Technology.

In November 2004, Electronic Sensor Technology, L.P. sold $200,000 in limited partnership interests to certain bridge investors. Concurrent with the mergers, these limited partnership interests were directly exchanged into 200,000 shares of common stock of Electronic Sensor Technology, Inc. and warrants to purchase 200,000 shares of common stock of Electronic Sensor Technology, Inc. at $1.00 per share.

In connection with the mergers, Electronic Sensor Technology, Inc. entered into Subscription Agreements with certain investors on January 31, 2005. Under these Subscription Agreements, Electronic Sensor Technology issued and sold in a private placement 3,985,000 shares of its common stock and warrants to purchase 3,985,000 shares of common stock at $1.00 per share to certain investors for gross proceeds of $3,985,000, which were received on February 1, 2005. Electronic Sensor Technology received net proceeds of approximately $3,821,000 less fees, including counsel fees for the investors and Electronic Sensor Technology, L.P. of approximately $164,000.

Immediately following the mergers and the private placement, on February 1, 2005 there were 53,968,471 shares of Electronic Sensor Technology common stock outstanding, of which (i) shareholders of Bluestone Ventures prior to the mergers and the private placement held 26,988,279 shares (approximately 50.0% of our common stock), (ii) the shareholders of Amerasia Technology and L&G Sensor Technology prior to the mergers and the private placement held 22,783,471 shares (approximately 42.2% of our common stock) and (iii) investors in the private placement occurring on February 1, 2005 and the bridge investors as a group held 4,185,000 shares (approximately 7.8% of our common stock). The total outstanding interests of Electronic Sensor Technology, L.P. were exchanged for 20,000,000 shares of Electronic Sensor Technology, Inc. In addition, 2,783,279 shares of Electronic Sensor Technology, Inc. were distributed to pre-merger shareholders of Amerasia Technology and L&G Sensor Technology in exchange for the cancellation of debt owed to such shareholders, at a conversion rate of $1.00 per share. The conversion rate of $1.00 per share was established immediately preceding the merger through the private placement of 3,985,000 shares of common stock at $1.00 per share and the conversion of a $200,000 equity advance to Electronic Sensor Technology, L.P. for 200,000 shares of Electronic Sensor Technology common stock. The transaction price of $1.00 per share was established by arms length negotiation between the former management of Bluestone Ventures and Electronic Sensor Technology, L.P. (now management of Electronic Sensor Technology, Inc.) in December 2004. As a condition to the merger transactions, Bluestone Ventures agreed to raise not less than $3,000,000 of new equity capital in a private placement offering. In determining to proceed with the merger transactions, management of Electronic Sensor Technology, L.P. (now management of Electronic Sensor Technology, Inc.) weighed the expected cash balance of Bluestone Ventures after giving effect to the private placement offering discussed above and the mergers against the overall equity ownership of Electronic Sensor Technology, Inc. post-merger that would be held by the former owners of Electronic Sensor Technology, L.P. (i.e., the former owners of Electronic Sensor Technology, L.P. were willing to give up 57.8% of Electronic Sensor Technology, L.P. for not less than $3,000,000 in cash). While management of Electronic Sensor Technology, L.P. (now management of Electronic Sensor Technology, Inc.) was not privy to the valuation methodology used by management of Bluestone Ventures in establishing a transaction price of $1.00 per share, management of Electronic Sensor Technology, L.P. (now management of Electronic Sensor Technology, Inc.) assumes that management of Bluestone Ventures and its advisors used one or more traditional valuation methodologies.

Following the mergers we assumed as our principal operations the operations of Electronic Sensor Technology, L.P. and the prior operations of Bluestone Ventures were terminated.

INDUSTRY OVERVIEW

Although there are a vast number of applications for the zNose® product, we believe that the most significant demands for our product will be in three general market categories - homeland security, analytical instrumentation/quality control and environmental monitoring and detection.

Homeland Security. According to published sources, the homeland security market is a multi-billion dollar market and is projected to remain as such in the foreseeable future. We believe that detection and analysis of chemical compounds will aid greatly in various homeland security efforts including:

Cargo Containers. Over 46.3 million cargo containers arrive in the U.S. every year and only a fraction of them are being inspected by the U.S. Customs Department. We believe cargo container security will become a top priority with the U.S. government.

Airports. Our zNose® products may be used to complement existing x-ray and bomb detection technologies.

Drug Interdiction. The zNose® has been used to detect contraband, including illicit controlled substances along U.S. borders.

Building Security. zNose® technology can be applied for continuous and real-time chemical detection and to monitor the air in buildings and in confined spaces. Detecting hazardous gases and poisonous chemical agents such as sarin, VX explosives, and contrabands for security and environmental safety purposes are the main concerns for various government and commercial buildings, as well as military facilities.

Analytical Instrumentation/Quality Control. The zNose® has been serving the chemical vapor analysis needs in various manufacturing industries. We estimate that the market for products such as zNose® will exceed $50 million during the next few years. The zNose® has been used for a host of applications relating to analysis and quality control such as:

screening incoming raw materials;

checking ingredients in processed food and pharmaceutical products;

inspecting packaging materials and finished goods; and

detecting hazardous gas leaks in chemical plants.

Environmental Monitoring and Detection. The zNose® has been serving rapid on-location needs in detection and monitoring of toxic chemicals in the water for environmental protection purposes. The zNose® was used by the China Environmental Protection Agency (China EPA) to detect and monitor toxic flows in a river caused by a chemical spill after a chemical plant explosion in northeastern China. This industrial accident contaminated the major water sources located near the plant. The zNose® is also used by the China Environmental Protection Agency (EPA) to determine the safety of drinkable water on a near real-time basis.

CONVENTIONAL ELECTRONIC NOSE TECHNOLOGY

Conventional electronic noses are unable to meet the needs of the market because of their fundamental construction. They are not able to identify fragrances, vapors and odors with an acceptable degree of specificity and preciseness. In addition, conventional electronic noses require sophisticated computer software in order for its chemical analyses to be recognized. This type of electronic nose is therefore not acceptable for use in scientific measurement.

THE ZNOSE® SOLUTION

Speed, precision and versatility are the key characteristics of the zNose® product. The zNose® has been developed to replace the conventional electronic nose. The zNose® operates as quickly as a conventional electronic nose while delivering the precision and accuracy of a much more expensive instrument. The zNose® has advanced chemical analysis technology by performing vapor analysis within 10 seconds. Early models of the zNose® have been tested by the U.S. Environmental Protection Agency under Environmental Technology Verification program and by the Office of National Drug Control Policy for drug interdiction. Tests have also been performed at the Midwest Research Institute's Surety Laboratory in Kansas City and at the U.S. Army Dugway Proving Ground in Utah with respect to the effectiveness of the zNose® in detecting chemical agents such as sarin gases.

Our VaporPrint® imaging ability is another major advantage of the zNose® product. VaporPrint® allows the user of the zNose® to see a visual image of the makeup of a particular fragrance, vapor or odor within 10 seconds. In addition, VaporPrint® can produce high-resolution visual images of odor intensity. VaporPrint® images are displayed on a laptop computer screen and are recorded on the hard drive of the laptop computer.

OUR PRODUCTS

zNose®

The zNose® is essentially a vapor detector that uses a sensor based on Surface Acoustic Wave technology. Basically, the zNose® "inhales" a particular fragrance, vapor or odor. The fragrance, vapor or odor is carried up through a column and the chemicals making up the fragrance, vapor or odor condense on the crystal surface of the sensor in the zNose®. This condensation on the sensor causes a change in what is called the "fundamental acoustic frequency" of the crystal surface. It is this change in fundamental acoustic frequency that allows the zNose® to determine the chemical makeup of the fragrance, vapor or odor. This change is measured by a microprocessor that calculates the change in frequency which is related to the amount of fragrance, vapor or odor sampled by the zNose®. The microprocessor also measures the arrival time (called the retention time) of the change in the fundamental frequency. Different chemicals arrive at different times and so, once the microprocessor has determined the retention time of the unidentified fragrance, vapor or odor, it compares it to retention times that are stored in a computer library. This allows the zNose® to identify the particular fragrance, vapor or odor.

The zNose® analyzes and identifies vapor specimens in a two-step process. In the first step, typically lasting 10 seconds, the instrument collects a small sample of the vapor to be analyzed. The sample is then injected in to the gas chromatography column where the individual chemicals present are separated and measured. The chemical analysis requires as little as 10 seconds to produce the vapor's chemical signature, or chromatogram. The vapor's chemical signature can also be visually displayed in a graphic form called a "VaporPrint". This chemical signature is then compared against the reference database of chemical odor profiles. If the chemical compound of the specimen is not in the reference database, it will not be identified by name; however, the makeup of the unidentified specimen can be stored in the reference database for future identification. The reference database of chemical odor profiles that is stored on the hard drive of the laptop computer is composed of standards of various chemicals that are available through the National Institute of Standards and Technology (NIST). The database can be updated when standards of new chemicals are encountered and input by way of simple software selection, or by way of sampling unknown chemical compounds and storing the measurements of such chemical compounds in the database. If the zNose® samples a non-specimen vapor, such as clear ambient air, no signal is generated on the laptop computer screen and no VaporPrint® is created. If the zNose® samples a complex mixture of chemical compounds, each compound and the concentration of such compound is measured independently of the other compounds contained in the mixture. Due to the independent measurement of each compound in a complex mixture, each measurement is free from the influence of the other compounds, and the accuracy of the zNose® is therefore not affected by complex mixtures.

We currently manufacture and sell four zNose® models designated as Model 4200 (Handheld Unit), Model 4300 (Portable Unit), Model 7100 (Bench Top Unit), and Model 8100 (Fixed Installation Unit). Model 4200 is designed for portability and for applications requiring quick and accurate vapor screening in the field. Model 4300 is also designed for portability and can operate outdoors with the same capabilities of Model 4200 without the need for an external power source. Model 7100 is designed for laboratory testing and is ideal for testing water and product quality control samples. Model 8100 is designed for indoor ambient air monitoring and can be used for building security monitoring applications. Both Model 4200 and Model 7100 weigh approximately 27 pounds, not including a laptop computer that must be used with each zNose®. Model 4300 weighs approximately 24 pounds, not including the laptop computer, but also includes a battery charger that weighs approximately 8 pounds. The Model 4200 has two housings (the case and the detector head) and a laptop computer. The case of the Model 4200 is 10" x 12" x 6" and weighs 20 pounds and the detector head of the Model 4200 is 4.25" x 12" x 7" and weighs 7 pounds. The components and dimensions of the Model 4300 are similar to the Model 4200, but the battery charger of the Model 4300 is 5.5" x 13.5" x 5.5. The Model 7100 is packaged in a single housing and also requires a laptop computer. The dimensions of the Model 7100 packaging are 14.3" x 14.3" x 7.5". The Model 8100 is designed as a fixed installation unit for indoor ambient air monitoring and is designed to be operated remotely from a central control station via a Bluetooth control link. The dimensions of the Model 8100 unit are 15" x 37" x 36". The

Models 4200, 7100, and 8100 are powered by a standard AC electrical outlet, and all models adapt to standard outlets in North America, Asia and Europe (i.e., the zNose® may be operated by a 110 volt or 220 volt power source). All four models can be produced in one of two basic vapor sensing configurations: volatile and semi-volatile. The volatile configuration can detect volatile organic compounds, such as benzene. The semi-volatile configuration can detect heavier vapors such as those found in explosives and drugs.

During 2008, we developed the Model 4500. The Model 4500 is a two-piece portable unit that is similar in configuration to the Model 4300 except for the laptop computer that is required by the Model 4300 has been replaced by an embedded processor in the Model 4500.

Accessories

We offer several lines of accessory products such as calibration devices, sample desorbers, MicroSense Software©, and GPS receivers. An example is our Model 3100 which provides a calibrated vapor source as well as a tool for extracting vapors from solid and liquid samples.

SALES AND DISTRIBUTION

We sell our zNose® product through distribution channels including equipment distributors and sales representatives both in the U.S. and in over 20 foreign countries, e-commerce, customer referrals, and GSA contracted suppliers. We entered into an agreement with eScreen Sensor Solutions to be a distributor in Israel, the Caribbean, the State of Florida, and Central and South America on October 16, 2003. As part of the agreement, eScreen paid us an up-front fee of $250,000 in 2004. We entered into an agreement with TechMondial, Ltd. to be a distributor in the countries of the European Community, Romania, Bulgaria, Turkey, Croatia and Switzerland on October 21, 2005. In 2005, we selected Beijing R&D Technology Co., Ltd. to be our exclusive distributor in China. We entered into an agreement with Macrochem JSC to be a distributor in the countries of Germany, Russia, and Ukraine on March 27, 2006. We entered into an agreement with Analytical Solutions and Product B.V. to be a distributor in the Benelux countries on January 15, 2007. Also, on December 3, 2007, we entered into an agreement with Breckbuhler, AG to be a distributor in the countries of Switzerland, France, Austria, and Italy.

All sales representatives and distributors are required to attend a three-day training course conducted at our headquarters in Newbury Park, California. We advertise in selected industry trade journals and trade conventions. We are continuing to work on building a dedicated marketing and sales team. We historically generated sales from both domestic and international customers, with international customers accounting for approximately 66% and 62% of our sales for the fiscal years ending December 31, 2007 and December 31, 2008, respectively. We expect future sales to domestic and international customers to be more balanced. All of our customers pay us in U.S. dollars. Major domestic customers include Security Pro USA, Proctor & Gamble, Rubbermaid Home Products, and S.C. Johnson. Major international customers include Beijing R&D Technology Company Ltd. in China, Petroleum Services Co. in Kuwait, Dynex Technologies in the Czech Republic and Brechbuhler, AG in Switzerland.

COMPETITION

We are unaware of any direct competitor to the zNose® product on the market today. In the homeland security markets, we face competition from manufacturers of x-ray machines, ion-mobility spectrometers and chemical coated sensors. X-ray machines have been widely used for security purposes in detecting metal objects but not for chemical compounds. Ion-mobility spectrometer equipment is a vapor detector and is designed to detect certain compounds but is blind to other compounds. Hence, it can only see a small dot in a space but cannot see the total picture. It employs a different sample collection technique by wiping the surfaces of the object placed for screening. The ion-mobility spectrometer also uses materials in its construction which may be offensive to users in certain countries.

Chemical coated sensors are the conventional electronic noses. They use an array of chemical sensors each reacting to certain specific compounds. As mentioned earlier, electronic noses cannot be calibrated with chemical standards and therefore cannot be used effectively for scientific measurement.

We have another set of competitors manufacturing portable vapor and odor analysis products for the instrumentation market from major corporations such as Agilent Technologies, Inc. (NYSE: A), Perkin-Elmer, Inc. (NYSE: PKI) and Varian, Inc. (NASDAQ: VARI). We believe that our zNose® product is competitive with these companies' products based on speed and cost.

Many of our current and potential competitors, including the aforementioned competitors, have larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do and may enter into strategic or commercial relationships with larger, more established companies. Some of our competitors may be able to secure alliances with customers and affiliates on more favorable terms, devote greater resources to marketing, advertising and promotional campaigns and devote substantially more resources to research and development than we do. In addition, new technologies and the expansion of existing technologies may increase the competitive pressures on us.

We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures faced by us could harm our business, operating results and financial condition. We do not currently represent a significant competitive presence in the homeland security or analytic instrumentation markets.

MANUFACTURING AND RAW MATERIALS

We design, prototype and manufacture our products at our headquarters. Our manufacturing facilities adhere to ISO9001 manufacturing methods (quality standards developed by the International Organization for Standardization, which have been adopted by many countries around the world). We contract out the manufacturing and assembling of certain components to subcontractors. Our current annual manufacturing capacity is approximately 300 zNose® units. The principal components to our products are computer chips, circuit boards, transformers and sensory devices. The prices for these components are subject to market forces largely beyond our control, including energy costs, market demand, and freight costs. The prices for these components have varied significantly in the past and may vary significantly in the future. Our principal suppliers of components and raw materials include: Sigma Aldrich Co. of Bellefonte, Pennsylvania, American Precision of Chatsworth, California, Machine Works LLC of Santa Paula California, Clayton Controls of Costa Mesa, California, and Syncor Industries, Inc. of Ventura, California.

CUSTOMERS

In 2008, we had approximately 61 customers. Our largest customer in 2008, Beijing R&D Technology Company Ltd. (which is our exclusive distributor in China), purchased 22 of the total 56 zNose® units sold by us in 2008, constituting approximately 39% of the zNose® units sold in 2008. Our largest customers are (1) Beijing R&D Technology Company Ltd. of China, (2) Petroleum Services Co. and (3) Security Pro USA.

PATENTS, TRADEMARKS AND OTHER PROPRIETARY RIGHTS

We regard our patents, trademarks, trade names and similar intellectual property as critical to our success. We rely on patent and trademark laws, trade secret protection and confidentiality agreements with employees, distributors, customers, partners and others to protect our proprietary rights.

We own four United States patents covering our zNose® product, including:

> No. 5,289,715, "Vapor Detection Apparatus and Method Using an Acoustic Interferometer" issued March 1, 1994;
>
> No. 5,970,803, "Method and Apparatus for Identifying and Analyzing Vapor Elements", issued October 26, 1999;
>
> No. 6,212,938, "Method of Detecting Smell of a Vapor and Producing a Unique Visual Representation thereof," issued April 10, 2001;

No. 6,354,160, "Method and Apparatus for Identifying and Analyzing Vapor Elements," issued December 3, 2002.

We may not be able to obtain patent protection for any derivative uses of zNose®, or for any other products we may later acquire or develop. We also cannot assure you that we will be able to obtain other foreign patents to protect our products.

We have copyrighted our MicroSense Windows software and Xilinx gate array firmware, which controls the operation of the zNose® and produces visual images. These images, trademarked as VaporPrint® images, make it possible to display vapor analysis data from any vapor analysis system, as unique visual images and facilitate pattern recognition of complex odors and fragrances.

We currently hold registered trademarks for zNose® and VaporPrint®. We intend to evaluate the possible application for new patents and trademarks as needed to cover current and future applications of our technology and product developments. We intend to undertake all steps necessary to preserve and protect our patents, trademarks and intellectual property generally.

We are not aware that our products, trademarks or other proprietary rights infringe the rights of third parties, nor are we aware of any infringements of our proprietary rights. We continually evaluate potential infringements of our proprietary rights and intend to take such legal and other actions as may be necessary to protect those rights. However, there can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products or that any such assertion may not require us to enter into royalty arrangements or result in costly litigation.

GOVERNMENT REGULATION

Government agencies, in particular, the Department of Defense, are principal customers for our products. As a result, we are required to comply with the Federal Acquisition Regulations, a comprehensive set of regulations governing how vendors do business with the U.S. federal government, to the extent we contract with departments or agencies of the U.S. government, as well as similar regulations to the extent we contract with state or local governments. Sales to or grants from foreign governments or organizations generally have their own regulatory framework, which may or may not be similar to present U.S. standards or requirements.

RESEARCH AND DEVELOPMENT

Our research and development program consists of developing technologies related to enhancing our electronic nose product and making it more portable. Fees related to research and development include consulting fees, technical fees, and research, development and testing of our zNose® product. We spent approximately $745,000 in 2007 and $658,000 in 2008 on research and development activities, none of which was borne directly by customers.

EMPLOYEES

As of December 31, 2008 we had a total of 15 full-time employees and 3 consultants. In addition to management, we employ sales people, administrative staff, and development and technical personnel. From time to time, we may employ independent consultants or contractors to support our research and development, marketing, sales and support, and administrative organizations. No collective bargaining units represent our employees and Electronic Sensor Technology is not party to any labor contracts.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2008. The figures in the table are derived from our audited financial statements and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. All information below excludes any securities issued subsequent to December 31, 2008.

	December 31, 2008
Long-term debt	$ 1,951,017
Stockholders' deficit:	
Common stock; $0.001 par value; 200,000,000 Shares authorized; 155,853,385 shares issued and outstanding	$ 155,854
Additional paid-in capital	$ 15,207,301
Accumulated deficit	$ (16,175,273)
Total Stockholders' deficit	$ (812,118)
Total capitalization	$ 1,138,899

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation (arranged by title, company and industry)
Teong C. Lim, Executive Officer and Director	President and Chief Executive Officer Electronic Sensor Technology technology
	Former President and Chief Executive Officer and former Vice President of Corporate Development Electronic Sensor Technology technology
	Chairman of the Board of Directors Electronic Sensor Technology technology
William Wittmeyer, Executive Officer and Director	Chief Operating Officer Electronic Sensor Technology technology
	Chief Executive Officer and Co-Founder eXS, Inc. telecommunications
	Co-Founder eXS Network Technologies Sdn. Bhd. telecommunications
Philip Yee, Executive Officer	Secretary, Treasurer and Chief Financial Officer Electronic Sensor Technology technology
Thomas Dudley, Director	Emeritus Professor of Decision Sciences Pepperdine University, Graziadio School of Business and Management education

Name	Principal Occupation (arranged by title, company and industry)
Low Gay Teck, Director	Managing Director Land & General Berhad property development and management, education
Maggie Tham, Director	Co-Founder eXS, Inc. telecommunications
	Co-Founder, Chief Executive Officer and Executive Director eXS Network Technologies Sdn. Bhd. telecommunications

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET FOR COMMON EQUITY

Our common stock is quoted on the Over-the-Counter Bulletin Board since February 1, 2005 under the symbol "ESNR.OB". There is currently no broadly followed, established public trading market for our common stock. The quarterly range of high and low Over-the-Counter Bulletin Board quotation information for our common stock for the first quarter of 2009 and the last two fiscal years is set forth below. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

QUARTERLY COMMON STOCK PRICE RANGES

QUARTER ENDED	2009	
	HIGH	LOW
March 31	.04	.01

QUARTER ENDED	2008	
	HIGH	LOW
December 31	$ .05	$ .003
September 30	.05	.02
June 30	.06	.02
March 31	.09	.04

QUARTER ENDED	2007	
	HIGH	LOW
December 31	$ .19	$ .04
September 30	.22	.06
June 30	.26	.18
March 31	.29	.13

Source: AOL Money & Finance.

There were 46 record holders of our common stock as of May 6, 2009. This number does not include an indeterminate number of shareholders whose shares are held by brokers in street name.

We have not paid dividends on our common stock since our inception. The decision to pay dividends on common stock is within the discretion of our Board of Directors. It is our current policy to retain any future earnings to finance the operations and growth of our business. Accordingly, we do not anticipate paying any dividends on common stock in the foreseeable future.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table illustrates, as of December 31, 2008, information relating to all of our equity compensation plans:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under the equity compensation plan
Equity compensation plans approved by security holders	0	N/A	0
Equity compensation plans not approved by security holders	3,146,900	$.19	1,853,100 (1)
Total	3,146,900	$.19	1,853,100

(1) This amount represents the remainder of the 5,000,000 shares of our common stock authorized for issuance under the Electronic Sensor Technology, Inc. 2005 Stock Incentive Plan, less 3,146,900, the number of shares of common stock underlying outstanding options granted pursuant to the Stock Incentive Plan as of December 31, 2008.

ELECTRONIC SENSOR TECHNOLOGY, INC. 2005 STOCK INCENTIVE PLAN

A description of the Electronic Sensor Technology, Inc. 2005 Stock Incentive Plan is set forth in Note 5 to the company's consolidated financial statements for the period ended December 31, 2008 under the heading "Options" included in this annual report and is incorporated herein by reference.

RECENT SALES OF UNREGISTERED SECURITIES

All recent sales of unregistered equity securities during the our 2008 fiscal year have previously been included on our current report on Form 8-K filed January 16, 2008, our current report on Form 8-K filed April 3, 2008, our amended current report on Form 8-K/A filed January 2, 2009 and our amended current report on Form 8-K/A filed January 5, 2009. We did not sell any unregistered equity securities during the three months ended March 31, 2009.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER

We did not repurchase any of our equity securities during the three months ended December 31, 2008 or the three months ended March 31, 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the financial statements and the related notes appearing in this annual report.

CRITICAL ACCOUNTING POLICIES

Fiscal Year Ended December 31, 2008 and Three Months Ended March 31, 2009

The company records revenue from direct sales of products to end-users when the products are shipped, collection of the purchase price is probable and the company has no significant further obligations to the customer. Costs of remaining insignificant obligations of the company, if any, are accrued as costs of revenue at the time of revenue recognition. Cash payments received in advance of product shipment or service revenue are recorded as deferred revenue.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The company reviews long-lived assets, such as property and equipment, to be held and used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. At December 31, 2008 and the three months ended March 31, 2009 no assets were impaired.

The company accounts for its liquidated damages pursuant to FASB Staff Position No. EITF 00-19-2 "Accounting for Registration Payment Arrangements" ("FSP 00-19-2"). FSP 00-19-2 provides that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, should be separately recognized and measured in accordance with FASB Statement No.5, "Accounting for Contingencies". The registration statement payment arrangement should be recognized and measured as a separate unit of account from the financial instrument(s) subject to that arrangement. If the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, such contingent liability is included in the allocation of proceeds from the related financing instrument. The company had registered all shares underlying the 8% convertible debentures as well as all shares underlying the warrants related to the 8%

convertible debentures, but no longer maintains such registration, in light of the partial conversion and partial cancellation of the debentures and a portion of the warrants.

The company accounts for its embedded conversion features and freestanding warrants pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires a periodic valuation of their fair value and a corresponding recognition of liabilities associated with such derivatives. The recognition of derivative liabilities related to the issuance of shares of common stock is applied first to the proceeds of such issuance, at the date of issuance, and the excess of derivative liabilities over the proceeds is recognized as other expense in the accompanying consolidated financial statements. The recognition of derivative liabilities related to the issuance of convertible debt is applied first to the proceeds of such issuance as a debt discount, at the date of issuance, and the excess of derivative liabilities over the proceeds is recognized as other expense in the accompanying consolidated financial statements. Any subsequent increase or decrease in the fair value of the derivative liabilities, which are measured at the balance sheet date, are recognized as other expense or other income, respectively.

Fiscal Year Ended December 31, 2008

Accounts receivable are reported at net realizable value. We have established an allowance for doubtful accounts based upon factors pertaining to the credit risk of specific customers, historical trends, and other information. Delinquent accounts are written-off when it is determined that the amounts are uncollectible.

Inventories are stated at the lower of cost or market, cost determined by the first-in, first-out (FIFO) method. The company writes down its inventory for estimated obsolescence or unmarketable inventory using the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

We are required to estimate our income taxes in each of the jurisdictions in which we operate as part of the process of preparing our consolidated financial statements. SFAS No. 109, "Accounting for Income Taxes", requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is not more likely than not that some portion or all of the deferred tax assets will be realized. Management reviews deferred tax assets periodically for recoverability and makes estimates and judgments regarding the expected geographic sources of taxable income, gains from investments, as well as tax planning strategies in assessing the need for a valuation allowance. We determined that a valuation allowance of approximately $3,700,000 relating to net operating loss carryovers was necessary to reduce our deferred tax assets to the amount that will more likely than not be realized. As a result, at December 31, 2008 the company has no net deferred tax assets. If the estimates and assumptions used in our determination change in the future, we could be required to revise our estimates of the valuation allowances against our deferred tax assets and adjust our provisions for additional income taxes. In the ordinary course of global business, there are transactions for which the ultimate tax outcome is uncertain, thus judgment is required in determining the worldwide provision for income taxes. We provide for income taxes on transactions based on our estimate of the probable liability. We adjust our provision as appropriate for changes that impact our underlying judgments. Changes that impact provision estimates include such items as jurisdictional interpretations on tax filing positions based on the results of tax audits and general tax authority rulings.

PLAN OF OPERATIONS

Over the course of the next 12 months, we intend to execute our business plan and focus our business development efforts in the following key areas:

By diversifying our product offerings to enhance the usefulness of our solutions for customers who will have already adopted one or more products;

By enhancing our product lines and developing new products to attract new customers; and

By developing partnering relationships with wide-ranging sales and distribution channel leaders already serving our vertical market space in a way that assists them in developing new revenue streams and opportunities through improved technical and sales support and customer services.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

The following table sets forth, as a percentage of revenues, certain items included in the company's Income Statements (see Financial Statements and Notes) for the periods indicated:

	Three Months Ended March 31	
Statement of Operations Data:	**2009**	**2008**
REVENUES	100%	100%
COST OF SALES	59%	58%
GROSS PROFIT	41%	42%
OPERATING EXPENSES	192%	169%
(LOSS) FROM OPERATIONS	(151%)	(127%)
OTHER INCOME (EXPENSE)	(18%)	216%
NET (LOSS)	(169%)	89%

Revenues are derived from product sales and product support services. For the three months ending March 31, 2009, revenues were $285,900 which was $107,600 less than for the same period in 2008. Although the same number of units was shipped as in 2008, revenues were lowered due to an averaged 24% across-the-board price reduction on all of our instruments. The price reductions were necessitated by the impact of current global economic conditions on the durable capital equipment market. Revenues were also negatively impacted by a significant (91%) drop in sales support revenues due to most of the quarter's sales were to international customers whose post-sales support requirements are handled by their respective sales representative or distributor. Also impacting revenues was the company's license agreement with a customer which ended in October 2008 and was not renewed. The license agreement provided $12,500 in quarterly royalty income for the company.

The company anticipates the stresses of current global economic conditions on the commercial durable equipment market to continue. These conditions have caused many of our customers to postpone their purchases of capital equipment. Until global economic conditions improve, we expect the commercial durable equipment market to remain stagnant.

During the quarter, we introduced our latest product, the Model 4500, to the homeland security market. The Model 4500 is a mobile unit that is based on our proprietary core technologies which provide accurate analysis on a real time basis. We are optimistic that this product will be enthusiastically received by homeland security customers.

Cost of Sales consist of product costs and expenses associated with product support services. For the three-month period ending March 31, cost of sales was $169,000 versus $228,000 in 2008. On a percentage of revenues basis, cost of sales were approximately the same for both years, 59% versus 58% for 2009 and 2008, respectively. It should be noted that the 2009 cost of sales percentage was negatively impacted by the across-the-board price decreases on our instrument product line which offset cost improvements on our products.

Gross profit was $116,600 or 41% of sales for the three months ending March 31, 2009, compared to $165,400 or 42% of sales for the same period in 2008. Gross profit was negatively impact by the across–the-board price reduction on our instruments. The price reductions had a negative impact on gross profit of approximately 9 percentage points.

Research and Development costs for the three months ending March 31, 2009 were $110,000 versus $177,000 for the same period in 2008. The $67,000 improvement is attributed to lower personnel expenses due to reduction of census ($67,000), lower operating expenses ($9,000), offset by higher facilities expenses.

Selling, General and Administrative expenses for the three months ending March 31, 2009 were $440,000, compared to $488,000 for the same period in 2008. The $48,000 improvement in spending resulted from a decrease in personnel expenses due to a reduction in census ($56,000), reduction in operating expenses ($66,000), offset by increases in the use of outside services ($14,000), and facilities expenses ($60,000).

Interest expense for the three months ending March 31, 2009 was $49,000, as compared to $734,000 for the same period in 2008. In 2009, interest expense pertains mostly to the interest accrued on the $2.0 million 9% convertible debenture issued on March 28, 2008. 2008 interest expense included both interest accrued on the $7.0 million 8% convertible debentures as well as amortization of the related debt discount. The 8% convertible debenture was retired on March 28, 2008.

Other income-derivatives. There was no income from derivatives in 2009. Such income from derivatives in 2008 resulted primarily from the decrease in the fair value of derivative liabilities between the measurement dates which are the balance sheet dates. On March 31, 2008, we satisfied our obligations under the 8% convertible debentures and as a result, the company asserted that it has a sufficient amount of authorized and unissued shares to settle its obligations which can be settled in shares. Accordingly, the company reclassified all contracts, warrants, and other convertible instruments outstanding at March 31, 2008 from liability to equity.

Gain on extinguishment of debt. In 2008, a gain was realized from the early retirement of the 8% convertible debentures on March 31, 2008. There were no debt retirements in the first three months of 2009.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

The following table sets forth certain items included in our Income Statements (see Financial Statements and Notes) for the periods indicated:

	Year Ended December 31,		Variation $ 2008 vs 2007	Variation % 2008 vs 2007
	2008	2007		
In $				
REVENUES	$ 1,724,897	$ 2,198,204	(473,307)	(21.5%)
COST OF SALES	1,042,825	1,356,719	(313,894)	(23.1%)
GROSS PROFIT	682,072	841,485	(159,413)	(18.9%)
OPERATING EXPENSES:				
Research and development	658,111	744,646	(86,535)	(11.6%)
Selling	472,310	664,838	(192,528)	(29.0%)
Compensation	632,009	787,114	(155,105)	(19.7%)
General and administrative	913,967	1,078,651	(164,684)	(15.3%)
TOTAL OPERATING EXPENSES	2,676,397	3,275,249	(598,852)	(18.3%)
LOSS FROM OPERATIONS	(1,994,325)	(2,433,764)	439,439	18.1%
OTHER INCOME AND EXPENSE:				
Other income – derivative liabilities	323,210	987,805	(664,595)	(67.3%)
Other income	-	1,854	(1,854)	(100.0%)

Gain from extinguishment of debt	1,261,864	-	1,261,864	-
Loss on sale of property and equipment	(5,357)	(6,051)	694	11.5%
Interest expense	(886,876)	(2,924,486)	2,037,610	69.7%
TOTAL OTHER INCOME (EXPENSE)	692,841	(1,940,878)	2,633,719	135.7%
NET LOSS	$ (1,301,484)	$ (4,374,642)	3,073,158	70.2%

The following table sets forth, as a percentage of revenues, certain items included in our Income Statements (see Financial Statements and Notes) for the periods indicated:

	Year Ended December 31,	
	2008	2007
As a % of revenues		
REVENUES	100%	100%
COST OF SALES	60%	62%
GROSS PROFIT	40%	38%
OPERATING EXPENSES	155%	149%
LOSS FROM OPERATIONS	(115%)	(111%)
OTHER INCOME AND EXPENSE	40%	(88%)
NET LOSS	(75%)	(199%)

Revenues are derived from sales and support services on our zNose product line. Revenues for 2008 were approximately $473,000 or 22% below 2007. The decrease in revenues was due to a significant drop in business from our Chinese distributor in the first two quarters of the year. Even though business from this customer recovered in the second half of the year, it was not enough to offset the first half drop in business. Shipments picked up in the second half of the year, its impact on revenues; however, was somewhat offset by aggressive pricing on the Model 4200 which is being discontinued in its current configuration at the end of the production run. The aggressive pricing also prompted several customers to "buy down" from our higher priced model to the Model 4200. As in the prior year, over 60% of our revenues were from international customers who generate very little training and after-sales support revenues. This is because most training and all after-sales support needs for international customers are performed by the respective sales representative or distributor servicing their respective accounts. Training and after-sales support functions for domestic customers are performed by the company.

Cost of Sales consist of product costs and expenses associated with product support services. Consistent with the decrease in revenues, cost of sales was approximately $314,000 or 23% lower in 2008 than in 2007. As a percentage of revenues, cost of sales were 60% and 62% for 2008 and 2007, respectively. Cost of sales continue to be negatively impacted by manufacturing variances resulting from a slow down in production to reflect lower sales activities and to work-off existing inventory. Excluding the impact of the variances and other adjustments, cost of sales would be 49% of revenues, 1% worse than in 2007.

Research and development expenses primarily consist of salaries and related benefits, material and supplies associated with our efforts in developing and enhancing our products. In 2008, research and development expenses decreased approximately $86,000 or 12% from 2007. The decrease is attributable to a reduction of personnel expenses due to a reduction of census ($100,000), reduction in patent attorney fees and consultants' expenses ($15,000), offset by expenses associated with the development of the Model 4500.

Selling expenses primarily consist of salaries, commissions and related benefits associated with our selling and marketing efforts. Selling expenses were approximately $193,000 lower in 2008 than in 2007. The decrease in selling expenses resulted from savings through reduction of commission and consulting expenses ($103,000), selective attendance at trade shows ($40,000), reduction in personnel costs ($88,000), offset by an increase in promotional ($29,000) and facility ($9,000) expenses.

Compensation expenses primarily consist of salaries and related benefits of our general and administrative personnel. The decrease in compensation expenses of approximately $155,000 during 2008 when compared to 2007 is attributable to a decrease in stock based compensation expense ($18,000), decrease in personnel expenses through census reduction ($58,000), decrease in severance paid to departed company officers ($53,000), and lower employee benefits expenses ($26,000).

General and administrative expenses for 2008 were approximately 15% less than 2007. The improvement of approximately $165,000 resulted from reductions of legal and professional expenses ($32,000), deferred financing fees ($111,000), Board of Directors meeting expenses ($92,000), travel and lodging ($17,000), offset by increases in operating expenses ($6,000) and facilities cost ($81,000).

Other income – derivative liabilities primarily consists of the decrease in the fair value of derivative liabilities between the measurement dates which are balance sheet dates. On March 31, 2008, we satisfied our obligations under the 8% convertible debentures and as a result, the company can assert that it has a sufficient amount of authorized and unissued shares to settle its obligations which can be settled in shares. Accordingly, the company reclassified all contracts, warrants, and other convertible instruments outstanding at March 31, 2008 from liability to equity.

Other income – gain from extinguishment of debt resulted from the early retirement of the 8% convertible debentures on March 31, 2008.

Interest expense primarily consists of debt discount amortization and interest on certain debt. The $2,037,000 reduction in interest expense is due to retirement of the $7.0 million 8% convertible debentures, and related debt discount, on March 31, 2008. Previously, interest expense included both interest accrued on the 8% convertible debentures as well as amortization of the related debt discount. Since the beginning of the second quarter, interest expense pertains mostly to the interest accrued on the $2.0 million 9% convertible debenture, which was issued on March 28, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Three Months Ended March 31, 2009 Compared to Three Months Ended March 31, 2008

For the three months ending March 31, net cash used by the company for operating activities were $281,000 and $201,800 for 2009 and 2008 respectively. Cash used for the three months ending March 31, 2009 was comprised of the net loss for the period of $483,000, plus net non-cash items (including depreciation and amortization expenses of $10,700, increase in allowance for doubtful accounts of $4,200, stock based compensation of $3,800, and amortization of debt discount of $2,900) of $21,600, and plus the net change in operating assets and liabilities of $180,400. Cash used in operations during the same three months of 2008 was comprised of the net income for the period of $351,100, less net non-cash expenses (including depreciation and amortization expenses of $13,100, stock based compensation of $13,100, issuance of common shares for payment of interest of $280,000, amortization of debt discount of $583,400, amortization of deferred financing costs of $45,400, less decrease in fair value of derivative liability of $323,200, and gain on early retirement of debt of $1,261,800) of $650,000, and plus the net change in operating assets and liabilities of $97,100.

Investing activities provided cash for the three-month period ended March 31, were $4,800 and $9,000 for 2009 and 2008, respectively. In both years, the cash provided were from the sale of property and equipment.

Financing activities for the first three months of 2009 used cash of $4,800 which resulted from a decrease in capital lease obligation. For the same period in 2008, financing activities provided cash of $1,995,700 which included $2,000,000 received from the issuance of 9% convertible debentures to an investor, $3,500,000 from the issuance of equity to the same investor, less $3,500,000 used to retire the 8% convertible debentures and a decrease in capital lease obligation of $4,300.

On March 31, 2009 the company's cash (including cash equivalents) was $203,100, compared to $2,051,500 on March 31, 2008. On April 10, 2009, the company received $1,000,000 from an investor in exchange for a debenture (see Note 6). The company had working capitals of $562,300 and $2,567,200 on March 31, 2009 and 2008, respectively.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

Our cash and cash equivalents amounted to approximately $484,000 at December 31, 2008.

During 2008, we used approximately $1.755 million in our operating activities which is the result of the following:

A net loss of approximately $1.301 million adjusted for:

- depreciation and amortization of approximately $48,000, increase in the reserve for obsolescence of approximately $7,000, amortization of debt discount of approximately $592,000, amortization of deferred financing costs of approximately $45,000, issuance of shares for payment of interest of $160,000, and stock based compensation of approximately $96,000; and

- decreases in the fair value of the derivative liabilities of approximately $323,000, allowance for doubtful accounts of $1,500 and gain on extinguishment of debt of approximately $1,262 million.

Decreases in inventories of approximately $254,000, prepaid expenses of approximately $22,000, deferred revenues of approximately $42,000, accounts payable and accrued expenses of approximately $48,000 due to better management of cash expenditures, and increases in accounts receivable of approximately $2,000.

During 2008, investing activities provided approximately $12,000 from proceeds received from the sale of property and equipment, less property and equipment purchased.

During 2008, we generated approximately $1.979 million from financing activities. The company received $5.5 million from an investor, $3.5 million for the purchase of common stock of the company (at $0.0405 per share), and $2.0 million for a 9% convertible debenture. The 9% convertible debenture has a five (5)-year term, and the conversion rate of the debenture is at $0.0486. A condition of the new investment required the company to use $3.5 million to extinguish the company's 8% convertible debentures. A Conversion and Termination Agreement with the 8% convertible debenture holders on February 26, 2008, provided that in exchange for $3.5 million, the debenture holders would convert $3.5 million of the principal amount of their 8% convertible debentures, together with interest thereon, at a conversion price of $0.35 per share of Common Stock. Additionally, the agreement provided that upon receipt of the foregoing sum and the conversion shares of Common Stock, the debenture holders would cancel the remainder of their 8% convertible debenture and 50% of the shares of Common Stock underlying warrants. On March 31, 2008, upon payment of $3.5 million and remittance of the conversion shares to the 8% convertible debenture holders, the entire $7.0 million 8% convertible debentures was extinguished.

Certificates of deposits, aggregating $15,500 at December 31, 2008, are used to secure and collateralize the company's credit card liability and to provide a performance guarantee for a sale to an oversea customer.

During 2007, we used approximately $1.807 million in our operating activities which is the result of the following:

A net loss of approximately $4.375 million adjusted for:

- o the amortization of debt discount of approximately $2.333 million, amortization of deferred financing costs of approximately $182,000, issuance of shares for payment of interest of $311,000, and stock based compensation of $115,000, and a decrease in the fair value of the derivative liabilities of approximately $980,000.

A decrease in inventories of approximately $410,000 due to an extended slow down of production to work-off on-hand materials, and an increase in accounts payable and accrued expenses of approximately $117,000 due to better management of cash expenditures.

During 2007, investing activities provided approximately $22,000 from proceeds received from the sale of property and equipment.

During 2007, we generated approximately $940,000 from financing activities by liquidating a certificate of deposit that was used to satisfy collateral requirement of our line of credit which we cancelled.

There can be no assurance that any required or desired financing will be available through any other bank borrowings, debt, or equity offerings, or otherwise, on acceptable terms. If future financing requirements are satisfied through the issuance of equity securities, investors may experience significant dilution in the net book value per share of common stock. There is no guarantee that a market will exist for the sale of our shares.

Our primary capital needs are to fund our growth strategy, which includes expanding our sales and marketing staff for the marketing, advertising and selling of the zNose® family of chemical detection products, increasing distribution channels both in the U.S. and foreign countries, introducing new products, improving existing product lines and development of a strong corporate infrastructure. We do not believe that we will have to incur significant capital expenditures in the near future in order to meet our growth strategy goals.

As of December 31, 2008, our cash balance and working capital were $484,000 and $1,028,000, respectively. The cash balance and working deficit as December 31, 2007 were $249,000 and $3,848,000.

SEASONALITY AND QUARTERLY RESULTS

We have not experienced and do not foresee any seasonality to our revenues or our results of operations.

INFLATION

Although we currently use a limited number of sources for most of the supplies and services that we use in the manufacturing of our vapor detection and analysis technology, our raw materials and finished products are sourced from cost-competitive industries. While prices for our raw materials may vary significantly based on market trends, we have not experienced and do not foresee any material inflationary trends for our product sources.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements for the Fiscal Year Ended December 31, 2008 and December 31, 2007

Unaudited Financial Statements for the Three Months Ended March 31, 2009

SHERB & CO., LLP

805 Third Avenue
21st Floor
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Electronic Sensor Technology, Inc.

We have audited the accompanying balance sheets of Electronic Sensor Technology, Inc. as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, the consolidated financial position of Electronic Sensor Technology, Inc., as of December 31, 2008 and 2007 and the consolidated results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Sherb & Co., LLP
Sherb & Co., LLP
Certified Public Accountants

New York, New York
April 14, 2009

ELECTRONIC SENSOR TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEET

ASSETS

		December 31, 2008		December 31, 2007
CURRENT ASSETS:				
Cash and cash equivalents	$	484,028	$	248,587
Certificate of deposit-restricted		15,500		12,384
Accounts receivable, net of allowance for uncollectible of $0 at December 31, 2008 and $1,500 at December 31, 2007		284,644		281,400
Prepaid expenses		59,219		80,761
Inventories		557,454		818,989
TOTAL CURRENT ASSETS		1,400,845		1,442,121
DEFERRED FINANCING COSTS, net		-		347,967
PROPERTY AND EQUIPMENT, net		114,213		174,111
SECURITY DEPOSITS		12,817		12,817
	$	1,527,875	$	1,977,016

LIABILITIES AND STOCKHOLDERS' DEFICIT

		December 31, 2008		December 31, 2007
CURRENT LIABILITIES:				
Accounts payable and accrued expenses	$	352,369	$	520,685
Deferred revenues		-		41,667
Derivative liabilities		-		2,376,543
Convertible debentures – current portion		-		2,333,333
Obligation under capital lease due within one year		20,024		17,875
TOTAL CURRENT LIABILITIES		372,393		5,290,103
CONVERTIBLE DEBENTURES – long-term portion, net of unamortized discount		1,951,017		2,527,777
LONG-TERM OBLIGATION UNDER CAPITAL LEASE		16,583		36,607
TOTAL LIABILITIES		2,339,993		7,854,487
STOCKHOLDERS' DEFICIT				
Preferred stock, $.001 par value 50,000,000 shares authorized, none issued and outstanding		-		-
Common stock, $.001 par value 200,000,000 shares authorized, 155,853,385 issued and outstanding at December 31, 2008 and 56,756,098 issued and outstanding at December 31, 2007		155,854		56,756
Additional paid-in capital		15,207,301		8,939,562
Accumulated deficit		(16,175,273)		(14,873,789)
TOTAL STOCKHOLDERS' DEFICIT		(812,118)		(5,877,471)
	$	1,527,875	$	1,977,016

See notes to consolidated financial statements

ELECTRONIC SENSOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	Year Ended December 31, 2007
REVENUES	$ 1,724,897	$ 2,198,204
COST OF SALES	1,042,825	1,356,719
GROSS PROFIT	682,072	841,485
OPERATING EXPENSES:		
Research and development	658,111	744,646
Selling	472,310	664,838
Compensation	632,009	787,114
General and administrative	913,967	1,078,651
TOTAL OPERATING EXPENSES	2,676,397	3,275,249
LOSS FROM OPERATIONS	(1,994,325)	(2,433,764)
OTHER INCOME AND EXPENSE:		
Other income – derivative liabilities	323,210	987,805
Other income	-	1,854
Gain from extinguishment of debt	1,261,864	-
Loss on sale of property and equipment	(5,357)	(6,051)
Interest expense	(886,876)	(2,924,486)
TOTAL OTHER INCOME (EXPENSE)	692,841	(1,940,878)
NET LOSS	$ (1,301,484)	$ (4,374,642)
Loss per share, basic	$ (0.01)	$ (0.08)
Weighted average number of shares, basic	132,900,656	54,884,012
Loss per share, diluted	$ (0.01)	$ (0.10)
Weighted average number of shares, diluted	132,900,656	54,884,012

See notes to consolidated financial statements

ELECTRONIC SENSOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount			
BALANCE – January 1, 2007	54,173,745	$ 54,174	-	$ -	$ 8,516,354	$ (10,499,147)	$ (1,928,619)
Shares issued for interest	2,582,353	2,582	-	-	308,529	-	311,111
Stock based compensation	-	-	-	-	114,679	-	114,679
Net (loss)	-	-	-	-	-	(4,374,642)	(4,374,642)
BALANCE – December 31, 2007	56,756,098	56,756	-	-	8,939,562	(14,873,789)	(5,877,471)
Shares issued for interest	2,677,534	2,678	-	-	157,322	-	160,000
Shares issued for conversion of 8% debentures	10,000,000	10,000	-	-	490,000	-	500,000
Sales of common stock	86,419,753	86,420	-	-	3,413,580	-	3,500,000
Reclassification of derivative liability in connection with retirement and conversion of 8% debentures	-	-	-	-	2,053,333	-	2,053,333
Beneficial feature pertaining to the convertible shares on the 9% debentures	-	-	-	-	57,613	-	57,613
Stock based compensation	-	-	-	-	95,891	-	95,891
Net (loss)	-	-	-	-	-	(1,301,484)	(1,301,484)
BALANCE – December 31, 2008	155,853,385	$ 155,854	-	$ -	$ 15,207,301	$ (16,175,273)	$ (812,118)

See notes to consolidated financial statements.

ELECTRONIC SENSOR TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	Year Ended December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,301,484)	$ (4,374,642)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	48,276	56,511
Decrease in allowance for doubtful accounts	(1,500)	(22,862)
Increase in reserve for obsolescence	7,197	56,320
Issuance of shares for payment of interest	160,000	311,111
Amortization of stock based compensation	95,891	114,679
Amortization of debt discount	591,963	2,333,334
Amortization of deferred financing costs	45,387	181,548
Decrease in fair value of derivative liability	(323,210)	(979,930)
Gain on extinguishment of debt	(1,261,864)	-
Changes in assets and liabilities:		
Accounts receivable	(1,744)	41,875
Inventories	254,338	410,381
Prepaid expenses	21,542	(1,991)
Accounts payable and accrued expenses	(48,315)	116,767
Deferred revenues	(41,667)	(50,000)
Net cash provided by (used in) operating activities	(1,755,190)	(1,806,899)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of property and equipment	15,242	21,647
Purchase of property and equipment	(3,620)	-
Net cash provided by (used in) investing activities	11,622	21,647
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease (increase) in certificate of deposit - restricted	(3,116)	939,698
Decrease in capital lease obligation	(17,875)	-
Proceeds from issuance of 9% convertible debentures	2,000,000	-
Proceeds from issuance of common stock	3,500,000	-
Repayment of 8% convertible debentures	(3,500,000)	-
Net cash provided by (used in) financing activities	1,979,009	939,698
NET INCREASE (DECREASE) IN CASH	235,441	(845,554)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	248,587	1,094,141
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 484,028	$ 248,587
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the period for interest	$ 102,153	$ 147,888
Cash paid for taxes	-	-
NON-CASH INVESTING AND FINANCING ACTIVITIES		
Reclassification of derivative liability to paid-in-capital	$ 2,053,333	$ -
Conversion of 8% convertible debenture into equity	$ 500,000	$ -
Debt discount related to 9% convertible debentures	$ 57,613	$ -
Purchase of property and equipment under capital lease	$ -	$ 54,482

See notes to consolidated financial statements.

(1) *Nature of Business and Summary of Significant Accounting Policies*

Nature of Business

Electronic Sensor Technology, Inc. develops and manufactures electronic devices used for vapor analysis. It markets its products through distribution channels in over 20 countries.

Basis of Consolidation

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. The Company had cash and cash equivalents amounting to $484,028 and $248,587 at December 31, 2008 and 2007, respectively.

Certificate of Deposit – Restricted

The Company had two certificates of deposit in place at December 31, 2008. One, in the amount of $12,000, was used to secure and collateralize the Company's credit card liability. The other certificate of deposit in the amount of $3,500 was used to provide a performance guarantee for a sale to an oversea customer.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the Company's historical experience, the Company's estimates of the recoverability of amounts due it could be adversely affected. The Company regularly reviews the adequacy of the Company's allowance for doubtful accounts through identification of specific receivables where it is expected that payments will not be received. The Company also establishes an unallocated reserve that is applied to all amounts that are not specifically identified. In determining specific receivables where collections may not be received, the Company reviews past due receivables and gives consideration to prior collection history and changes in the customer's overall business condition. The allowance for doubtful accounts reflects the Company's best estimate as of the reporting dates. Changes may occur in the future, which may require the Company to reassess the collectability of amounts and at which time the Company may need to provide additional allowances in excess of that currently provided.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, certificate of deposit, accounts receivables, accounts payable and accrued expenses approximate their fair value due to their short-term maturities. The fair value of the 9% convertible debentures issued by the Company on March 28, 2008 amounts to $2,000,000, based on the Company's incremental borrowing rate.

Risk Factors

Recently, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on the Company's liquidity and financial condition if its ability to borrow money to finance its operations from its existing lenders or from other sources, or obtain credit from trade creditors were to be impaired. In addition, the recent economic crisis could also adversely impact our customers' ability to finance the purchase of electronic instruments from us or our suppliers' ability to provide us with product, either of which may negatively impact the Company's business and results of operations.

a. Concentration of Credit

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents and accounts receivable. The Company's cash and cash equivalents accounts are held at financial institutions and are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at December 31, 2008. For the years ended December 31, 2008 and 2007, the Company has reached bank balances exceeding the FDIC insurance limit. While the Company periodically evaluates the credit quality of the financial institutions in which it holds deposits, it cannot reasonably alleviate the risk associated with the sudden failure of such financial institutions. The Company's accounts receivables are due from distributors in all other countries in which it markets its products. The Company does not require collateral to secure its accounts receivables.

b. Product Concentration

Substantially all of the Company's revenues were derived from the sale of electronic devices and related accessories used for vapor analysis.

c. Customer Concentration

The Company's largest customer accounted for approximately 33% and 47% of its revenues during 2008 and 2007, respectively. This same customer and another customer accounted for approximately 96% and 86% of the gross accounts receivable balance at December 31, 2008 and 2007, respectively. No other customers accounted for more than 10% of its revenues or more than 10% of its net accounts receivable.

d. Geographic Concentration

The Company sells its products internationally in 20 countries. Sales to these countries were approximately 63% and 66% for the years ended December 31, 2008 and 2007, respectively.

Inventories

Inventories are comprised of raw materials, work-in-process, and finished goods. Inventories are stated at the lower of cost or market, cost determined by the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory using the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of five years. Leasehold improvements are recorded at cost and are amortized on a straight-line basis over the lesser of five years or the remaining lease-life. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized.

Property and equipment consist of the following as of December 31, 2008:

Machinery and equipment	$ 260,500
Leasehold improvements	39,500
Office furniture and equipment	125,900
	425,900
Accumulated depreciation	(311,700)
	$ 114,200

Machinery and equipment includes a capital lease for $74,000. Depreciation expense amounted to approximately $48,300 and $56,500 during 2008 and 2007, respectively.

Capital Lease

On June 28, 2007, the Company entered into a capital lease under which the present value of the minimum lease payments amounted to $59,200. The lease expires in September 2010. The present value of the minimum lease payments was calculated using a discount rate of 11.41%. The principal balance of the capital lease obligation amounted to approximately $36,600 at December 31, 2008, of which approximately $20,000 is included in the current portion of capital lease obligations in the accompanying consolidated balance sheet. As of December 31, 2008, the total future minimum lease payments on this lease is approximately $36,600 (if stated by year, the minimum lease payments are approximately: 2009 – $20,000, and 2010 – $16,600).

Deferred Financing Costs

Deferred financing costs consist of direct costs incurred by the Company in connection with the issuance of its 8% convertible debentures. The direct costs include cash payments and fair value of warrants issued to the placement agent, which secured the financing. Deferred financing costs are amortized over 48 months using the effective interest rate method. On March 31, 2008, $3.5 million of the $7.0 million 8% convertible debentures was retired and the remaining $3.5 million was converted into equity. As such, the unamortized deferred financing costs related to the 8% convertible debentures were fully amortized as of March 31, 2008.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such assets. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some or the entire deferred tax asset will not be realized.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates made by management include, but are not limited to, the realization of receivables, recognition of stock based compensation and the valuation of the derivative liability. Actual results may differ from these estimates.

Basic and Diluted Earnings per Share

Basic earnings per share are calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed by dividing income available to stockholders, adjusted for interest savings on the convertible debenture and changes in income or loss associated with the derivative contract that would result if the contract had been recorded as an equity instrument for accounting purposes during the period, by the weighted average number of common shares outstanding during the period plus the net effect of stock options and warrants, effect of the convertible debentures, and embedded conversion features.

The outstanding options, warrants and shares equivalent issuable pursuant to embedded conversion features and warrants at December 31, 2008 are excluded from the loss per share computation for that period due to their antidilutive effect.

The following sets forth the computation of basic and diluted earnings per share at December 31:

	2008	2007
Numerator:		
Net (loss)	$ (1,301,484)	$ (4,374,642)
Net other (income) expense associated with derivative contracts	(323,210)	(987,805)

Net (loss) for diluted earnings per share purposes	$ (1,624,694)	$ (5,362,447)
Denominator:		
Denominator for basic earnings per share - Weighted average shares outstanding	132,900,656	54,884,012
Effect of dilutive stock options and warrants, determined under the treasury stock method	-	-
Assume issued common shares for convertible debentures, determined under the if-converted method	-	-
Denominator for diluted earnings per share - Weighted average shares outstanding	132,900,656	54,884,012
Basic earnings (loss) per share	$ (0.01)	$ (0.08)
Diluted earnings (loss) per share	$ (0.01)	$ (0.10)

Stock-Based Compensation

The Company adopted SFAS No. 123R, "Share Based Payments." SFAS No. 123R requires companies to expense the value of employee stock options and similar awards and applies to all outstanding and vested stock-based awards.

In computing the impact, the fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company's stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company's forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the amount of vested options as a percentage of total options outstanding. If the Company's actual forfeiture rate is materially different from its estimate, or if the Company reevaluates the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what we have recorded in the current period. The impact of applying SFAS No. 123R approximated $95,900 in additional compensation expense during the year ended December 31, 2008. Such amount is included in general and administrative expenses on the statement of operations.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2008 consist primarily of vendor payables.

Deferred Revenues

Deferred revenues consist of a one-time licensing fee received by the Company during 2004 and is recognized over the term of the agreement which is five years. The Company recognized revenues of $41,667 and $50,000 pursuant to this agreement during 2008 and 2007, respectively.

Derivative Liabilities

The Company accounts for its liquidated damages pursuant to FASB Staff Position No. EITF 00-19-2 "Accounting for Registration Payment Arrangements" ("FSP 00-19-2"). FSP 00-19-2 provides that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, should be separately recognized and measured in accordance with FASB Statement No.5, "Accounting for Contingencies". The registration statement payment arrangement should be recognized and measured as a separate unit of account from the financial instrument(s) subject to that arrangement. If the transfer of consideration under a registration payment arrangement is probable and can be reasonably estimated at inception, such contingent liability is included in the allocation of proceeds from the related financing instrument. The Company had registered all shares underlying the 8% convertible debentures as well as all shares underlying the warrants related to the 8% convertible debentures, but no longer maintains such registration, in light of the partial conversion and partial cancellation of the debentures and a portion of the warrants (see Notes 3 and 4).

The Company accounts for its embedded conversion features and freestanding warrants pursuant to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires a periodic valuation of their fair value and a corresponding recognition of liabilities associated with such derivatives. The recognition of derivative liabilities related to the issuance of shares of common stock is applied first to the proceeds of such issuance, at the date of issuance, and the excess of derivative liabilities over the proceeds is recognized as other expense in the accompanying consolidated financial statements. The recognition of derivative liabilities related to the issuance of convertible debt is applied first to the proceeds of such issuance as a debt discount, at the date of issuance, and the excess of derivative liabilities over the proceeds is recognized as other expense in the accompanying consolidated financial statements. Any subsequent increase or decrease in the fair value of the derivative liabilities, which are measured at the balance sheet date, are recognized as other expense or other income, respectively.

Research and Development

Research and development costs are charged to operations as incurred and consists primarily of salaries and related benefits, raw materials and supplies.

Segment reporting

The Company operates in one segment, manufacturing of electronic devices used for vapor analysis. The Company's chief operating decision-maker evaluates the performance of the Company based upon revenues and expenses by functional areas as disclosed in the Company's statements of operations.

Revenue Recognition

The Company records revenue from direct sales of products to end-users when the products are shipped, collection of the purchase price is probable and the Company has no significant further obligations to the customer. Costs of remaining insignificant Company obligations, if any, are accrued as costs of revenue at the time of revenue recognition. Cash payments received in advance of product or service revenue are recorded as deferred revenue.

Shipping and Handling

The Company accounts for shipping and handling costs as a component of "Cost of Sales".

Long-lived Assets

The Company reviews long-lived assets, such as property and equipment, to be held and used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. At December 31, 2008 no assets were impaired.

Recently Issued Accounting Pronouncements

FASB Statement Number 160

In December 2007, the FASB issued FASB Statement No. 160 - Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51. This Statement applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. Not-for-profit organizations should continue to apply the guidance in Accounting Research Bulletin No. 51, Consolidated Financial Statements, before the amendments made by this Statement, and any other applicable standards, until the Board issues interpretative guidance.

This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This Statement improves comparability by eliminating that diversity.

A noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require: (a) The ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent's equity, (b) The amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income, (c) Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. A parent's ownership interest in a subsidiary changes if the parent purchases additional ownership interests in its subsidiary or if the parent sells some of its ownership interests in its subsidiary. It also changes if the subsidiary reacquires some of its ownership interests or the subsidiary issues additional ownership interests. All of those transactions are economically similar, and this Statement requires that they be accounted for similarly, as equity transactions, (d) When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of any noncontrolling equity investment rather than the carrying amount of that retained investment, (e) Entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 161 - Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FASB Statement No. 161, which amends and expands the disclosure requirements of FASB Statement No. 133 with the intent to provide users of financial statements with an enhanced understanding of; how and why an entity uses derivative instruments, how the derivative instruments and the related hedged items are accounted for and how the related hedged items affect an entity's financial position, performance and cash flows. This Statement is effective for financial statements for fiscal years and interim periods beginning after November 15, 2008. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 161 – The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles." The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. We are currently evaluating the effects, if any, that SFAS No. 162 may have on our financial reporting.

(2) Inventory

Inventory consists of the following:

	December 31, 2008	December 31, 2007
Finished Goods	$ 341,530	$ 475,091
Work-in-process	4,816	360,671
Raw materials	311,108	76,030
Reserve for obsolescence	(100,000)	(92,803)
	$ 557,454	$ 818,989

Inventories are stated at the lower of cost or market, cost determined by the first-in, first-out (FIFO) method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The Company writes down inventory during the period in which such products are no longer marketable in any of their markets due to governmental regulations as well as inventory which matures within the next three months of the measurement date.

(3) Convertible debentures

8% Convertible Debentures

During December 2005, we issued in a private offering, $7,000,000 aggregate principal amount of 8% convertible debentures due December 7, 2009. The convertible debentures were convertible at any time on or prior to the maturity date at the option of the debenture holder at a conversion price of $0.4544, which was subsequently reduced to $0.4000 as per a Forbearance and Amendment Agreement, dated September 7, 2006, with the holders of the convertible debentures and can be redeemed at the lesser of $0.4000 or 90% of the average of the volume weighted average price for the 20 consecutive trading days immediately prior to the conversion date. Interest on the convertible debentures was payable in cash or stock, at the Company's option.

In connection with the issuance of the convertible debentures, the Company issued five-year warrants to purchase 12,130,314 shares of common stock at an exercise price of $0.4761 per share, which was subsequently reduced to $0.4300 per share as per a Forbearance and Amendment Agreement, dated September 7, 2006, with the holders of the warrants.

We paid professional fees of approximately $592,000 and issued 485,213 warrants with a fair value of approximately $136,000 relating to the issuance of the convertible debentures and warrants. The payments of professional fees and the fair value of the warrants, aggregating approximately $729,000, were recorded as deferred financing costs.

A Conversion and Termination Agreement was entered into with the debenture holders on February 26, 2008. Pursuant to the agreement, the convertible debenture holders agreed that in exchange for $3,500,000, the debenture holders would convert $3,500,000 of the principal amount of their 8% convertible debentures, together with accrued interest thereon, at a conversion price of $0.35 per share of Common Stock. Upon receipt of the foregoing sum and the conversion shares of Common Stock, the debenture holders agreed to cancel the remainder of their 8% convertible debentures and 50% of the shares of Common Stock underlying warrants. With respect to the remaining 6,065,157 shares of Common Stock underlying the warrants, they will otherwise continue in full force and effect in accordance with their terms. On March 31, 2008, we remitted $3,500,000 in cash and transferred 10,400,000 shares of common stock to the debenture holders to completely retire the 8% convertible debentures.

The extinguishment of the convertible debentures resulted in a gain of approximately $1,261,900, which included the write off of related unamortized deferred financing costs of approximately $302,600.

9% Convertible Debentures

On March 28, 2008, we received $5,500,000 from an investor, $3,500,000 of which was for Common Stock of the Company, and $2,000,000 for a convertible debenture bearing an interest rate of 9%, payable semi-annually in cash. The common stock shares were issued at a price of $0.0405 per share. The 9% convertible debenture has a five (5)-year term, and the conversion rate of the debenture is $0.0486 (equaled to 41,152,263 common shares). The difference between the conversion rate of the debenture and the closing price of the Company's common stock on the date of issuance resulted in a note discount of approximately $58,000. The note discount will be amortized over the term of the convertible debenture. The unamortized balance at December 31, 2008 was approximately $49,000.

A condition of the new investment required the Company to use $3,500,000 to extinguish the 8% convertible debentures and this event occurred on March 31, 2008.

(4) Derivative Liabilities

In connection with the issuance of the 8% convertible debentures in December 2005, the Company determined that the conversion feature of the convertible debentures represents an embedded derivative since the debentures are convertible into a variable number of shares upon conversion. Because there is no explicit number of shares that are to be delivered upon satisfaction of the convertible debentures and that there is no cap on the number of shares to be delivered upon expiration of the contract to a fixed number, the Company is unable to assert that it had sufficient authorized and unissued shares to settle its obligations under the convertible debentures and therefore, net-share settlement is not within the control of the Company. Accordingly, the convertible debentures are not considered to be conventional debt under EITF 00-19 and the embedded conversion feature must be bifurcated from the debt host and accounted for as a derivative liability.

A Conversion and Termination Agreement was entered into with the 8% convertible debenture holders on February 26, 2008. Pursuant to the agreement, the convertible debenture holders agreed that in exchange for $3,500,000, the debenture holders would convert $3,500,000 of the principal amount of their 8% convertible debentures, together with accrued interest thereon, at a conversion price of $0.35 per share of Common Stock. Upon receipt of the foregoing sum and the conversion shares of Common Stock, the debenture holders agreed to cancel the remainder of their 8% convertible debentures and 50% of the shares of Common Stock underlying warrants. With respect to the remaining shares of Common Stock underlying the warrants, they will otherwise continue in full force and effect in accordance with their terms. On March 31, 2008, we remitted $3,500,000 in cash and transferred 10,400,000 shares of Common Stock to the debenture holders.

As a result of the satisfaction of the Company's obligations under its 8% convertible debentures, the Company reclassified the derivative liabilities balance outstanding at March 31, 2008 from liability to equity. The amount of derivative liabilities that was reclassified to equity approximated $2,053,000.

(5) Stockholders' Deficit

Common Stock

Shares issued for payment of interest

During 2008, the Company elected interest accrued on the 8% convertible debentures in shares of the Company's common stock, rather than in cash. The Company issued 2,677,534 shares of the Company's common stock to the holders of the 8% convertible debentures.

Shares issued to private investor

On March 28, 2008, we received $5,500,000 from an investor, $3,500,000 of which was for Common Stock of the Company, and $2,000,000 for a convertible debenture bearing an interest rate of 9%, payable semi-annually in cash (see Note 3). The common stock shares were issued at a price of $0.0405 per share. The number of common shares issued to this investor was 86,419,753.

Shares issued for conversion of 8% convertible debentures

A Conversion and Termination Agreement was entered into with the debenture holders on February 26, 2008. Pursuant to the agreement, the convertible debenture holders agreed that in exchange for $3,500,000, the debenture holders would convert $3,500,000 of the principal amount of their 8% convertible debentures, together with accrued interest thereon, at a conversion price of $0.35 per share of Common Stock (see Note 3). On March 31, 2008, we remitted $3,500,000 in cash and transferred 10,400,000 (of which 400,000 common shares pertained to accrued interest) shares of common stock to the debenture holders to retire $3,500,000 of the 8% convertible debentures.

Options

In 2005, the Board of Directors adopted the Electronic Sensor Technology, Inc. 2005 Stock Incentive Plan. The purpose of the Stock Incentive Plan is to attract and retain the services of experienced and knowledgeable individuals to serve as our employees, consultants and directors. On the date the Stock Incentive Plan was adopted, the total number of shares of common stock subject to it was 5,000,000. The Stock Incentive Plan is currently administered by the Board of Directors, and may be administered by any Committee authorized by the Board of Directors, so long as any such Committee is made up of Non-Employee Directors, as that term is defined in Rule 16(b)-3(b) of the Securities Exchange Act of 1934.

The Stock Incentive Plan is divided into two separate equity programs: the Discretionary Option Grant Program and the Stock Issuance Program. Under the Discretionary Option Grant Program, eligible persons may, at the discretion of the administrator, be granted options to purchase shares of common stock and stock appreciation rights. Under the Stock Issuance Program, eligible persons may, at the discretion of the administrator, be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered for Electronic Sensor Technology (or a parent or subsidiary of Electronic Sensor Technology).

Pursuant to the terms of the Discretionary Option Grant Program, the exercise price per share is fixed by the administrator, but may not be less than 85% of the fair market value of the common stock on the date of grant, unless the recipient of a grant owns 10% or more of Electronic Sensor Technology's common stock, in which case the exercise price of the option must not be less than 110% of the fair market value. An option grant may be subject to vesting conditions. Options may be exercised in cash, with shares of the common stock of Electronic Sensor Technology already owned by the person or through a special sale and remittance procedure, provided that all applicable laws relating to the regulation and sale of securities have been complied with. This special sale and remittance procedure involves the optionee concurrently providing irrevocable written instructions to: (i) a designated brokerage firm to effect the immediate sale of the purchased shares and remit to Electronic Sensor Technology, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable federal, state and local income and employment taxes required to be withheld by Electronic Sensor Technology by reason of such exercise and (ii) Electronic Sensor Technology to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale. The term of an option granted pursuant to the Discretionary Option Grant Program may not be more than 10 years.

The Discretionary Option Grant Program also allows for the granting of Incentive Options to purchase common stock, which may only be granted to employees, and are subject to certain dollar limitations. Any options granted under the Discretionary Option Grant Program that are not Incentive Options are considered Non-Statutory Options and are governed by the aforementioned terms. The exercise price of an Incentive Option must be no less than 100% of the fair market value of the common stock on the date of grant, unless the recipient of an award owns 10% or more of Electronic Sensor Technology's common stock, in which case the exercise price of an incentive stock option must not be less than 110% of the fair market value. The term of an Incentive Option granted may not be more than five years if the option is granted to a recipient who owns 10% or more of Electronic Sensor Technology's common stock, or 10 years for all other recipients of Incentive Options. Incentive Options are otherwise governed by the general terms of the Discretionary Option Grant Program.

Pursuant to the terms of the Stock Issuance Program, the purchase price per share of common stock issued is fixed by the administrator, but may not be less than 85% of the fair market value of the common stock on the issuance date, unless the recipient of a such common stock owns 10% or more of Electronic Sensor Technology's common stock, in which case the purchase price must not be less than 100% of the fair market value. Common stock may be issued in exchange for cash or past services rendered to Electronic Sensor Technology (or any parent or subsidiary of Electronic Sensor Technology). Common stock issued may be fully and immediately vested upon issuance or may vest in one or more installments, at the discretion of the administrator.

Management used Black Scholes methodology to determine the fair value of the options on the date of issue based on the following assumptions. The expected volatility was based on the average historical volatility of comparable publicly-traded companies.

	2008	2007
Exercise price	\$0.02 - \$0.24	\$0.19 - \$0.24
Market value	\$0.02 - \$0.24	\$0.19 - \$0.24
Expected dividend yield	0%	0%
Expected volatility	36% - 47%	36% - 39%
Risk free interest rate	3.81% - 4.54%	4.03% - 4.54%
Expected life of option	5 years	5 years

The fair value of the granted stock options shares was approximately \$258,000 or \$0.06 per share. Approximately \$96,000 was charged to compensation expense in 2008. The remaining amount will be amortized to compensation expense over future periods based on the vesting schedule of the respective stock option shares. The total compensation cost related to nonvested awards not yet recognized amounted to approximately \$36,000 and \$112,000 at December 31, 2008 and 2007, respectively. This compensation cost will be recognized over the weighted average period of the remaining terms of the stock options, unless the options are terminated sooner.

The following tables summarize all stock option grants to employees and non-employees as of December 31, 2008:

Stock Options	Number of Options	Weighted Average Exercise Price
Balance at December 31, 2006	1,219,500	$ 0.93
Granted	2,657,950	$ 0.22
Exercised	-	$ -
Forfeited	(439,500)	$ 0.73
Balance at December 31, 2007	3,437,950	$ 0.41
Granted	2,000,000	$ 0.03
Exercised	-	$ -
Forfeited	(2,291,050)	$ 0.37
Balance at December 31, 2008	3,146,900	$ 0.19
Options exercisable at December 31, 2008	898,850	$ 0.53
Weighted average fair value of options granted during 2008	2,000,000	$ 0.03

A summary of the status of the Company's nonvested shares as of December 31, 2008, and changes during the fiscal year then ended as presented below.

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2006	-	-
Granted	2,657,950	$ 0.22
Vested	(898,250)	$ 0.09
Cancelled	(161,500)	$ 0.09
Nonvested at December 31, 2007	1,598,200	$ 0.09
Granted	2,000,000	$ 0.03
Vested	(191,850)	$ 0.24
Cancelled	(1,158,300)	$ 0.21
Nonvested at December 31, 2008	2,248,050	$ 0.05

Options Outstanding				**Options Exercisable**	
Exercise Price	**Number Outstanding as of December 31, 2008**	**Weighted Average Remaining Contractual Years**	**Weighted Average Exercise Price**	**Number Exercisable at December 31, 2008**	**Weighted Average Exercise Price**
$ 0.02	1,000,000	9.90	$ 0.02	-	$ 0.02
$ 0.03	1,000,000	9.56	$ 0.03	-	$ 0.03
$ 0.19	161,500	8.18	$ 0.19	161,500	$ 0.19
$ 0.24	632,400	8.04	$ 0.24	384,350	$ 0.24
$ 1.00	353,000	7.62	$ 1.00	353,000	$ 1.00
	3,146,900	7.82	$ 0.19	898,850	$ 0.53

Warrants

The following table summarizes the warrants outstanding at December 31, 2008:

Issue Date	Expiration Date	Number of Shares of Common Stock	Price	Basis for Warrant Issuance
03/09/05	03/08/10	200,000	2.40	Media consulting services
05/09/05	05/08/10	75,000	2.40	Media consulting services
08/09/05	08/08/10	75,000	2.40	Media consulting services
12/07/05	12/06/10	485,213	0.4761	Investment advisor
12/07/05	12/06/10	2,166,128	0.43	Convertible debenture
12/07/05	12/06/10	3,899,030	0.43	Convertible debenture
		6,900,371	Outstanding at December 31, 2008	

(6) Commitments and Contingencies

Leases

The Company rents office space and production facilities in Newbury Park, California. The lease expires in September 2011. The rental expense associated with this lease was approximately $182,800 and $180,000 in 2008 and 2007, respectively. As of December 31, 2008, the total future minimum rental payments on this lease is approximately $259,000 (if stated by year, the minimum rental payments are: 2009 – 146,600, and 2010 – 112,400).

During 2007, the Company entered into a lease for equipment used in administration. Lease payments totaled approximately $2,400 and $2,200 for 2008 and 2007, respectively. As of December 31, 2008, the total future minimum lease payments on this lease is approximately $7,400 (if stated by year, the minimum lease payments are: 2009 - $2,400, 2010 - $2,400, 2011 - $2,400, and 2012 - $200).

(7) Retirement savings plan

The Company sponsors a safe harbor 401(k) retirement savings plan (the plan) which covers most of its full-time employees. The Company contributes 3% of compensation for each payroll period to all eligible employees. Eligible employees may also elect to contribute a percentage of their compensation to the Plan. During 2008 and 2007, the Company contributed approximately $33,300 and $32,300, respectively, to the Plan.

(8) Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred taxes are as follows:

	2008	2007
Deferred tax assets:		
Net operating loss carryforward	$ 3,700,000	$ 3,300,000
Less valuation allowance	(3,700,000)	(3,300,000)
Total net deferred tax assets:	$ -	$ -

The Company's net operating losses totaled approximately $9.1 million at December 31, 2008, and will expire in 2028.

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported, if any, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that a valuation allowance of $3,700,000 at December 31, 2008 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance during 2008 and 2007 was an increase of approximately $400,000 and $1,300,000 respectively.

The federal statutory tax rate reconciled to the effective tax rate during 2008 and 2007, respectively, is as follows:

	2008	2007
Tax at U.S. Statutory Rate:	35.0%	35.0%
State tax rate, net of federal benefits	5.7	5.7
Change in valuation allowance	(40.7)	(40.7)
Effective tax rate	0.0%	0.0%

(9) Subsequent Events

On April 10, 2009, the Company received $1 million from an investor in exchange for a debenture bearing an interest rate of 9% with a maturity of one year. The debenture grants the investor a security interest in all of the intellectual property of the Company.

ELECTRONIC SENSOR TECHNOLOGY, INC.
CONSOLIDATED BALANCE SHEETS
ASSETS

		March 31, 2009 (Unaudited)		December 31, 2008 (Audited)
CURRENT ASSETS:				
Cash and cash equivalents	$	203,062	$	484,028
Certificate of deposit-restricted		15,500		15,500
Accounts receivable, net of allowance for uncollectible of $4,200 at March 31, 2009 and $0 at December 31, 2008		296,702		284,644
Prepaid expenses		74,705		59,219
Inventories		474,223		557,454
TOTAL CURRENT ASSETS		1,064,192		1,400,845
PROPERTY AND EQUIPMENT, net		98,700		114,213
SECURITY DEPOSITS		12,817		12,817
	$	1,175,709	$	1,527,875

LIABILITIES AND STOCKHOLDERS' EQUITY

		March 31, 2009 (Unaudited)		December 31, 2008 (Audited)
CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	481,314	$	352,369
Obligation under capital lease due within one year		20,601		20,024
TOTAL CURRENT LIABILITIES		501,915		372,393
CONVERTIBLE DEBENTURES - long-term portion, net of unamortized discount		1,953,871		1,951,017
LONG-TERM OBLIGATION UNDER CAPITAL LEASE		11,211		16,583
TOTAL LIABILITIES		2,466,997		2,339,993
STOCKHOLDERS' EQUITY				
Preferred stock, $.001 par value 50,000,000 shares authorized, none issued and outstanding		-		-
Common stock, $.001 par value 200,000,000 shares authorized, 155,853,385 issued and outstanding at March 31, 2009 and December 31, 2008		155,854		155,854
Additional paid-in capital		15,211,132		15,207,301
Accumulated deficit		(16,658,274)		(16,175,273)
TOTAL STOCKHOLDERS' EQUITY		(1,291,288)		(812,118)
	$	1,175,709	$	1,527,875

See unaudited notes to consolidated financial statements

ELECTRONIC SENSOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
REVENUES	$ 285,906	$ 393,533
COST OF SALES	169,321	228,140
GROSS PROFIT	116,585	165,393
OPERATING EXPENSES:		
Research and development	109,792	177,323
Selling, general and administrative	439,620	487,762
TOTAL OPERATING EXPENSES	549,412	665,085
LOSS FROM OPERATIONS	(432,827)	(499,692)
OTHER INCOME (EXPENSE)		
Other income (expense) – derivative	-	323,210
Loss on sale of property and equipment	(1,121)	-
Gain on extinguishment of debt	-	1,261,864
Interest (expense)	(49,055)	(734,269)
TOTAL OTHER INCOME (EXPENSE)	(50,176)	850,805
NET INCOME (LOSS)	$ (483,003)	$ 351,113
Earnings (loss) per share, basic	$ 0.00	$ 0.01
Weighted average number of shares, basic	155,853,385	61,579,041
Loss per share, diluted	$ 0.00	$ 0.00
Weighted average number of shares, diluted	155,853,385	63,387,932

See unaudited notes to consolidated financial statements

ELECTRONIC SENSOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (483,003)	$ 351,113
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	10,741	13,112
Increase in allowance for doubtful accounts	4,200	-
Issuance of shares for payment of interest	-	280,000
Stock based compensation	3,831	13,101
Amortization of debt discount	2,854	583,428
Amortization of deferred financing costs	-	45,387
Gain on extinguishment of debt	-	(1,261,864)
Decrease in fair value of derivative liability	-	(323,210)
Changes in assets and liabilities:		
Accounts receivable	(16,258)	59,765
Inventories	83,231	66,975
Prepaid expenses	(15,487)	(11,410)
Accounts payable and accrued expenses	128,948	(5,745)
Deferred revenues	-	(12,500)
Net cash provided by (used in) operating activities	(280,943)	(201,848)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of property and equipment	4,772	9,036
Net cash provided by investing activities	4,772	9,036
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in capital lease obligation	(4,795)	(4,280)
Proceeds from issuance of 9% convertible debentures	-	2,000,000
Proceeds from issuance of equity	-	3,500,000
Repayment of 8% convertible debentures	-	(3,500,000)
Net cash provided by (used in) financing activities	(4,795)	1,995,720
NET INCREASE (DECREASE) IN CASH	(280,966)	1,802,908
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	484,028	248,587
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 203,062	$ 2,051,495
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the period for interest	$ 1,279	$ 1,817
NONCASH FINANCING AND INVESTING ACTIVITY:		
Reclassification of derivative liability to paid-in-capital	$ -	$ 2,053,333
Conversion of 8% convertible debentures into equity	$ -	$ 500,000
Debt discount related to 9% convertible debentures	$ -	$ 57,613

See unaudited notes to consolidated financial statements.

ELECTRONIC SENSOR TECHNOLOGY, INC.
Notes to Consolidated Financial Statements
(Unaudited)
March 31, 2009

1) Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial statements and with the instructions to Form 10-Q and Item 10 of Regulation S-K. Accordingly, they do not include all the information and disclosures required for annual financial statements. These financial statements should be read in conjunction with the consolidated financial statements and related footnotes for the year ended December 31, 2008, included in the Annual Report filed on Form 10-K for the year then ended.

In the opinion of the management of Electronic Sensor Technology, Inc. (the "Company"), all adjustments (consisting of normal recurring accruals) necessary to present fairly the Company's financial position as of March 31, 2009, and the results of operations and cash flows for the three month period ending March 31, 2009 have been included. The results of operations for the three month period ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report filed on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2008.

2) Basis of Consolidation

The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

3) Nature of Business and Summary of Significant Accounting Policies

a) Nature of Business

The Company develops and manufactures electronic devices used for vapor analysis. It markets its products through distribution channels in over 20 countries.

b) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents.

c) Certificate of Deposit – Restricted

The Company had two certificates of deposit in place at March 31, 2009. One, in the amount of $12,000, was used to secure and collateralize the Company's credit card liability. The other certificate of deposit in the amount of $3,500 was used to provide a performance guarantee for a sale to an oversea customer.

d) Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on the Company's assessment of the collectability of customer accounts and the aging of the accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the Company's historical experience, the Company's estimates of the recoverability of amounts due it could be adversely affected. The Company regularly reviews the adequacy of the Company's allowance for doubtful accounts through identification of specific receivables where it is expected that payments will not be received. The Company also establishes an unallocated reserve that is applied to all amounts that are not specifically identified. In determining specific receivables where collections may not be received, the Company reviews past due receivables and gives consideration to prior collection history and changes in the customer's overall business condition. The allowance for doubtful accounts reflects the Company's best estimate as of the reporting dates. Changes may occur in the future, which may require the

Company to reassess the collectability of amounts and at which time the Company may need to provide additional allowances in excess of that currently provided.

e) ***Revenue Recognition***

The Company records revenue from direct sales of products to end-users when the products are shipped, collection of the purchase price is probable and the Company has no significant further obligations to the customer. Costs of remaining insignificant Company obligations, if any, are accrued as costs of revenue at the time of revenue recognition. Cash payments received in advance of product shipment or service revenue are recorded as deferred revenue.

f) ***Shipping and Handling***

The Company accounts for shipping and handling costs as a component of "Cost of Sales".

g) ***Inventories***

Inventories are comprised of raw materials, work in process, and finished goods. Inventories are stated at the lower of cost or market and are determined using the first-in, first-out method.

h) ***Property and Equipment***

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of five years.

i) ***Research and Development***

Research and development costs are charged to operations as incurred and consists primarily of salaries and related benefits, raw materials and supplies.

j) ***Use of Estimates***

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

k) ***Fair Value of Financial Instruments***

The fair value of certain financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate their carrying values due to the short maturity of these instruments. The fair value as of March 31, 2009 of the 9% convertible debentures issued by the Company on March 28, 2008 amounts to $2,000,000, based on the Company's incremental borrowing rate.

l) ***Long-lived Assets***

The Company reviews long-lived assets, such as property and equipment, to be held and used or disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value. At March 31, 2009 no assets were impaired.

m) **Capital Lease**

On June 28, 2007, the Company entered into a capital lease under which the present value of the minimum lease payments amounted to $59,200. The present value of the minimum lease payments was calculated using a discount rate of 11.41%. The principal balance of the capital lease obligation amounted to approximately

$31,800 at March 31, 2009, including approximately $20,600 in the current portion of capital lease obligations in the accompanying consolidated balance sheet.

n) ***Basic and Diluted Earnings Per Share***

Basic earnings per share are calculated by dividing income available to stockholders by the weighted-average number of common shares outstanding during each period. Diluted earnings per share are computed by dividing income available to stockholders, adjusted for interest savings on the convertible debenture and changes in income or loss associated with the derivative contract that would result if the contract had been recorded as an equity instrument for accounting purposes during the period, by the weighted average number of common shares outstanding during the period plus the net effect of stock options and warrants, effect of the convertible debentures, and embedded conversion features.

The outstanding options, warrants and shares equivalent issuable pursuant to embedded conversion features and warrants at March 31, 2009 and 2008 are excluded from the loss per share computation for that period due to their antidilutive effect.

The following sets forth the computation of basic and diluted earnings per share at March 31:

	2009	2008
Numerator:		
Net income (loss)	$ (483,003)	$ 351,113
Net other (income)/expense associated with derivative contracts	-	(323,210)
Interest expense in convertible debentures	-	1,081
Net income (loss) for diluted earnings per share purposes	$ (483,003)	$ 28,984
Denominator:		
Denominator for basic earnings per share- Weighted average shares outstanding	155,853,385	61,579,041
Effect of dilutive stock options and warrants, determined under the treasury stock method	-	-
Assume issued common shares for convertible debentures, determined under the if-converted method	-	1,808,891
Denominator for diluted earnings per share- Weighted average shares outstanding	155,853,385	63,387,932
Basic earnings (loss) per share	$ 0.00	$ 0.01
Diluted earnings (loss) per share	$ 0.00	$ 0.00

o) ***Stock Based Compensation***

The Company adopted SFAS No. 123R, "Share Based Payments." SFAS No. 123R requires companies to expense the value of employee stock options and similar awards and applies to all outstanding and vested stock-based awards.

In computing the impact, the fair value of each option is estimated on the date of grant based on the Black-Scholes options-pricing model utilizing certain assumptions for a risk free interest rate; volatility; and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company's stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company's forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the amount of vested options as a percentage of total options outstanding. If the Company's actual forfeiture rate is materially different from its estimate, or if the Company reevaluates the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what we have recorded in the current period. The impact of applying SFAS No. 123R approximated $3,800 in additional compensation expense during for the three month period ended March 31, 2009. Such amount is included in general and administrative expenses on the statement of operations.

p) ***Risk Factors***

Recently, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, collapse or sale of various financial institutions and an unprecedented level of intervention from the United States federal government. While the ultimate outcome of these events cannot be predicted, they may have a material adverse effect on the Company's liquidity and financial condition if its ability to borrow money to finance its operations from its existing lenders or from other sources, or obtain credit from trade creditors were to be impaired. In addition, the recent economic crisis could also adversely impact our customers' ability to finance the purchase of electronic instruments from us or our suppliers' ability to provide us with product, either of which may negatively impact the Company's business and results of operations.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents. The Company's cash and cash equivalents accounts are held at financial institutions and are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at March 31, 2009. During the three-month periods ended March 31, 2009 and 2008, the Company has reached bank balances exceeding the FDIC insurance limit. While the Company periodically evaluates the credit quality of the financial institutions in which it holds deposits, it cannot reasonably alleviate the risk associated with the sudden failure of such financial institutions.

Customer Concentration

The Company's largest customer accounted for approximately 42% and 31% of its revenues during the three-month periods ended March 31, 2009 and 2008, respectively. The customer accounted for approximately 40% and 55% of the gross accounts receivable balance at March 31, 2009 and 2008, respectively.

Product Concentration

All of the Company's revenues were derived from the sale of electronic devices and related accessories used for vapor analysis.

Geographic Concentration

The Company sells its products internationally in 20 countries. Sales to these countries were approximately 56% and 54% of net revenues during the three-month periods ended March 31, 2009 and 2008, respectively.

q) ***Recently Issued Accounting Pronouncements***

FASB 161 - Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FASB Statement No. 161, which amends and expands the disclosure requirements of FASB Statement No. 133 with the intent to provide users of financial statements with an enhanced understanding of; how and why an entity uses derivative instruments, how the derivative instruments and the related hedged items are accounted for and how the related hedged items affect an entity's financial position, performance and cash flows. This Statement is effective for financial statements for fiscal years and interim periods beginning after November 15, 2008. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 161 – The Hierarchy of Generally Accepted Accounting Principles

In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, "The Hierarchy of Generally Accepted Accounting Principles." The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for non-governmental entities. We are currently evaluating the effects, if any, that SFAS No. 162 may have on our financial reporting.

4) Convertible debentures

9% Convertible Debentures

On March 28, 2008, we received $2,000,000 from an investor in exchange for a convertible debenture bearing an interest rate of 9%, payable semi-annually in cash. The convertible debenture has a five (5)-year term, and the conversion rate of the debenture is $0.0486 (equal to 41,152,263 common shares). The difference between the conversion rate of the debenture and the closing price of the Company's common stock on the date of issuance resulted in a note discount of approximately $58,000. The note discount will be amortized over the term of the convertible debenture.

5) Stockholders' Equity

Options

In 2005, the Board of Directors adopted the Electronic Sensor Technology, Inc. 2005 Stock Incentive Plan. The purpose of the Stock Incentive Plan is to attract and retain the services of experienced and knowledgeable individuals to serve as our employees, consultants and directors. On the date the Stock Incentive Plan was adopted, the total number of shares of common stock subject to it was 5,000,000. The Stock Incentive Plan is currently administered by the Board of Directors, and may be administered by any Committee authorized by the Board of Directors, so long as any such Committee is made up of Non-Employee Directors, as that term is defined in Rule 16(b)-3(b) of the Securities Exchange Act of 1934.

The Stock Incentive Plan is divided into two separate equity programs: the Discretionary Option Grant Program and the Stock Issuance Program. Under the Discretionary Option Grant Program, eligible persons may, at the discretion of the administrator, be granted options to purchase shares of common stock and stock appreciation rights. Under the Stock Issuance Program, eligible persons may, at the discretion of the administrator, be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered for Electronic Sensor Technology (or a parent or subsidiary of Electronic Sensor Technology).

Pursuant to the terms of the Discretionary Option Grant Program, the exercise price per share is fixed by the administrator, but may not be less than 85% of the fair market value of the common stock on the date of grant, unless the recipient of a grant owns 10% or more of Electronic Sensor Technology's common stock, in which case the exercise price of the option must not be less than 110% of the fair market value. An option grant may be subject to vesting conditions. Options may be exercised in cash, with shares of the common stock of Electronic Sensor Technology already owned by the person or through a special sale and remittance procedure, provided that all applicable laws relating to the regulation and sale of securities have been complied with. This special sale and remittance procedure involves the optionee concurrently providing irrevocable written instructions to: (i) a designated brokerage firm to effect the immediate sale of the purchased shares and remit to Electronic Sensor Technology, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate exercise price payable for the purchased shares plus all applicable federal, state and local income and employment taxes required to be withheld by Electronic Sensor Technology by reason of such exercise and (ii) Electronic Sensor Technology to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale. The term of an option granted pursuant to the Discretionary Option Grant Program may not be more than 10 years.

The Discretionary Option Grant Program also allows for the granting of Incentive Options to purchase common stock, which may only be granted to employees, and are subject to certain dollar limitations. Any options granted under the Discretionary Option Grant Program that are not Incentive Options are considered Non-Statutory Options and are governed by the aforementioned terms. The exercise price of an Incentive Option must be no less than 100% of the fair market value of the common stock on the date of grant, unless the recipient of an award owns 10% or more of Electronic Sensor Technology's common stock, in which case the exercise price of an incentive stock option must not be less than

110% of the fair market value. The term of an Incentive Option granted may not be more than five years if the option is granted to a recipient who owns 10% or more of Electronic Sensor Technology's common stock, or 10 years for all other recipients of Incentive Options. Incentive Options are otherwise governed by the general terms of the Discretionary Option Grant Program.

Pursuant to the terms of the Stock Issuance Program, the purchase price per share of common stock issued is fixed by the administrator, but may not be less than 85% of the fair market value of the common stock on the issuance date, unless the recipient of a such common stock owns 10% or more of Electronic Sensor Technology's common stock, in which case the purchase price must not be less than 100% of the fair market value. Common stock may be issued in exchange for cash or past services rendered to Electronic Sensor Technology (or any parent or subsidiary of Electronic Sensor Technology). Common stock issued may be fully and immediately vested upon issuance or may vest in one or more installments, at the discretion of the administrator.

Management used Black Scholes methodology to determine the fair value of the options on the date of issue based on the following assumptions. The expected volatility was based on the average historical volatility of comparable publicly-traded companies.

	2009	2008
Exercise price	\$0.02 - \$0.24	\$0.19 - \$0.24
Market value	\$0.02 - \$0.24	\$0.19 - \$0.24
Expected dividend yield	0%	0%
Expected volatility	36% - 47%	36% - 39%
Risk free interest rate	3.81% - 4.54%	4.03% - 4.54%
Expected life of option	5 years	5 years

The fair value of the granted stock options shares was approximately \$0.03 per share. Approximately \$13,000 and \$4,000 were charged to compensation expense for the quarters ended March 31, 2008 and 2009, respectively. The remaining amount will be amortized to compensation expense over future periods based on the vesting schedule of the respective stock option shares. The total compensation cost related to nonvested awards not yet recognized amounted to approximately \$33,000 at March 31, 2009. This compensation cost will be recognized over the weighted average period of the remaining terms of the stock options, unless the options are terminated sooner.

The following tables summarize all stock option grants to employees and non-employees as of March 31, 2009:

Stock Options	**Number of Options**	**Weighted Average Exercise Price**
Balance at December 31, 2007	3,437,950	\$ 0.41
Granted	2,000,000	\$ 0.03
Exercised	-	\$ -
Forfeited	(2,291,050)	\$ 0.37
Balance at December 31, 2008	3,146,900	\$ 0.19
Granted	-	\$ -
Exercised	-	\$ -
Forfeited	(150,000)	\$ 0.24
Balance at March 31, 2009	2,996,900	\$ 0.18
Options exercisable at March 31, 2009	813,200	\$ 0.56
Weighted average fair value of options granted during 2009	-	\$ -

A summary of the status of the Company's nonvested shares as of March 31, 2009, and changes during the fiscal period then ended as presented below.

Nonvested Shares	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	1,598,200	$ 0.09
Granted	2,000,000	$ 0.03
Vested	(191,850)	$ 0.24
Cancelled	(1,158,300)	$ 0.21
Nonvested at December 31, 2008	2,248,050	$ 0.09
Granted	-	$ -
Vested	(64,350)	$ 0.24
Cancelled	-	$ -
Nonvested at March 31, 2009	2,183,700	$ 0.04

Options Outstanding				Options Exercisable	
Exercise Price	Number Outstanding as of March 31, 2009	Weighted Average Remaining Contractual Years	Weighted Average Exercise Price	Number Exercisable at March 31, 2009	Weighted Average Exercise Price
$ 0.02	1,000,000	9.65	$ 0.02	-	$ -
$ 0.03	1,000,000	9.32	$ 0.03	-	$ -
$ 0.19	161,500	7.93	$ 0.19	161,500	$ 0.19
$ 0.24	482,400	7.79	$ 0.24	298,700	$ 0.24
$ 1.00	353,000	5.84	$ 1.00	353,000	$ 1.00
	2,996,900	8.70	$ 0.18	813,200	$ 0.56

Warrants

The following table summarizes the warrants outstanding at March 31, 2009:

Issue Date	Expiration Date	Number of Shares of Common Stock	Price	Basis for Warrant Issuance
03/09/05	03/08/10	200,000	2.40	Media consulting services
05/09/05	05/08/10	75,000	2.40	Media consulting services
08/09/05	08/08/10	75,000	2.40	Media consulting services
12/07/05	12/06/10	485,213	0.4761	Investment advisor
12/07/05	12/06/10	2,166,128	0.43	Convertible debenture
12/07/05	12/06/10	3,899,030	0.43	Convertible debenture
		6,900,371	Outstanding at March 31, 2009	

6) Subsequent Events

On April 10, 2009, the Company received $1 million from an investor in exchange for a debenture bearing an interest rate of 9% with a maturity of one year. The debenture grants the investor a security interest in all of the intellectual property of the Company.

Upon written request, we will furnish to our shareholders, without charge, a copy of our annual report filed with the U.S. Securities and Exchange Commission on Form 10-K for the year 2008. Such request should contain a representation that the person requesting this material was a beneficial owner of our shares. Such request should be sent to the Secretary at our address indicated on the first page of this annual report.

SPECIAL NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this annual report, including those relating to the company's plans regarding business and product development; product sales and distribution; market demands and developments in the homeland security, analytical instrumentation/quality control and environmental monitoring markets; and the sufficiency of the company's resources to satisfy operation cash requirements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may contain the words "believe," "anticipate," "expect," "predict," "estimate," "project," "will be," "will continue," "will likely result," or other similar words and phrases. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: risks related to changes in technology, our dependence on key personnel, our ability to protect our intellectual property rights, emergence of future competitors, changes in our largest customer's business and government regulation of homeland security companies. The forward-looking statements speak only as of the date they are made. We do not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.